Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

JULY 26, 2007

This management’s discussion and analysis (“MD&A”) may contain forward-looking information within the meaning of certain securities laws including the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.  While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licenses, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions.   These factors are further detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company” or “CHC”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

This MD&A should be read in conjunction with both the Company’s Audited Consolidated Financial Statements and related notes thereto, as at, and for the years ended April 30, 2007 and 2006.  Financial data presented in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are in Canadian dollars unless otherwise noted.

OVERVIEW

The Company is the world’s largest global commercial helicopter operator.  The Company, through its subsidiaries, has been providing helicopter services for more than 60 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world.  The Company’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada.  The Company provides helicopter transportation services to the oil and gas industry for production and exploration activities through its European and Global Operations segments.  The Company also provides helicopter transportation services for emergency medical services (“EMS”) and search and rescue (“SAR”) activities and ancillary services such as flight training.  The Company’s Heli-One segment is the world’s largest non-original equipment manufacturer helicopter support company, providing repair and overhaul (“R&O”) services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, and other related services to the Company’s flight operations and third-party customers around the world.

The Company provides helicopter transportation services to a broad base of independent and state-owned oil and gas companies transporting personnel to offshore production platforms, drilling rigs and other facilities.  In general, the Company targets opportunities with long-term contracts and customers who require sophisticated medium and heavy helicopters operated by highly trained personnel.  The Company is a market leader in most of the regions it serves, with an established reputation for high quality and reliable service.  The Company is the largest operator in the North Sea and a global operator servicing the oil and gas industry in Brazil, Africa, Australia, Asia and Canada.  For the fiscal years ended April 30, 2007 and 2006, revenue generated by helicopter transportation services for the oil and gas industry was approximately 70% of the Company’s total revenue.

The Company believes that its repair and overhaul and flight training capabilities reduce its costs and give it control over the quality and timeliness of its maintenance and training.  The Company believes that these capabilities enhance its competitive position, further diversify its revenue and solidify its worldwide reputation as a full-service, high-quality helicopter operator.  Furthermore, the Company believes that its repair and overhaul capabilities provide it with a source of relatively stable third-party revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	ExxonMobil	Premier
Apache	Ireland	Royal Dutch/Shell Group
bp	Maersk	Statoil
Chevron	Marathon	TotalFinaElf
Commonwealth of Australia	Nexen	Unocal
ConocoPhillips	Petrobras

Revenue for the fiscal year ended April 30, 2007 was $1,149.1 million, up $152.0 million from revenue of $997.1 million in fiscal 2006.  Net earnings from continuing operations for fiscal 2007 were $41.0 million ($0.90 per share, diluted) compared to $89.7 million ($1.95 per share, diluted) in fiscal 2006.  Net earnings from continuing operations in fiscal 2006 includes gains from the sale of various long-term investments totalling $32.3 million after-tax.

The Company’s Class A subordinate voting shares and its Class B multiple voting shares trade on the Toronto Stock Exchange (“TSX”) under the symbols “FLY.A” and “FLY.B”.  Its Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol “FLI”.

BUSINESS STRATEGY

The Company’s goal is to enhance its leadership position in the global helicopter services industry by continuing to provide value-added services to its customers while maximizing return on assets, earnings and cash flows.  In its pursuit of this goal, the Company intends to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets.  The Company intends to increase its ability to win new contracts, renew existing contracts, strengthen its existing customer relationships and enhance its competitive position by improving its focus on customer needs and reducing costs while maintaining high standards for safety and reliability.  The Company’s organizational structure ideally positions it to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition.  During the year the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda., one of the largest helicopter operators in the Brazilian offshore sector.  The Company also acquired Heli-Dyne Systems Inc., a helicopter completion and maintenance centre based in Hurst, Texas.  The Company intends to seek out additional acquisition opportunities to further strengthen its position in existing markets and expansion into new markets.

•
Selectively Expand International Operations.  The Company intends to capitalize on its broad geographic coverage, its long-term customer relationships and its fleet capabilities to pursue new opportunities in Africa, Asia, Brazil and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Expand the Helicopter Support Business with Heli-One.  The Company plans to continue to expand its repair and overhaul business by further penetrating the Eurocopter (Super Puma and EC225) major component and engine overhaul market and pursuing new opportunities in heavy and medium aircraft maintenance and military helicopter support through the development of facilities in North America, including the acquisition of Heli-Dyne in fiscal 2007.  During the year, the Company began construction of a 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada, which is expected to be completed in the fourth quarter of fiscal 2008.  Heli-One has the capability to support, on a nose-to-tail basis, the Company’s entire fleet of over 150 Sikorsky S61 and S76 and Eurocopter Super Puma aircraft and to compete for helicopter work for a worldwide fleet of aircraft in this sector.  In addition to repair and overhaul, Heli-One provides the following services to the helicopter industry:

–	Integrated logistics support;
–	Aircraft leasing;
–	Heavy maintenance;

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–	Design and engineering;
–	Helicopter parts and distribution; and
–	Inventory management.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector.  The Company believes that it has a competitive advantage in the EMS/SAR sectors by virtue of its experience in servicing both the oil and gas and EMS/SAR industries.  The Company believes that this advantage stems from its ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations.  Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis.

During the year the Company was awarded a new EMS contract with the Ambulance Service of New South Wales for the provision of five AW139 and EC145 aircraft in the Greater Sydney area.  This contract commenced during the third quarter of fiscal 2007.  The seven-year contract is the largest helicopter EMS contract ever awarded in Australia and includes three years of extension options.

During the first quarter of fiscal 2008, the Company will commence operations on the five-year, £ 106 million contract with the United Kingdom Maritime and Coastguard Agency to provide commercial search and rescue helicopter service from four bases in the UK.

•
Continue to Focus on Long-Term Contracts.  The Company seeks to enter into long-term contracts with its major customers in order to maximize the stability of its revenue.  Revenue from operations under long-term contracts represented approximately 67% of the Company’s revenue during the year, compared to 66% in the prior year.

COMPETITIVE STRENGTHS

The Company believes that it has the following competitive advantages:

•
Global Coverage.  The Company currently provides helicopter transportation services in over 30 countries and on all seven continents.  This broad geographic coverage and an efficient management structure enable the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs.  Since new contract and base start-up costs can represent a significant portion of operating expenses, the Company’s global network of bases allows it to reallocate equipment and crews efficiently and bid on new contracts at competitive rates.  Additionally, as multinational oil and gas companies seek service providers that can provide one standard of service in many locations around the world, the Company’s geographic coverage makes it one of only two global providers that can effectively compete for many of these contracts.

•
Focus on Safety.  In over 60 years of operations, the Company has developed sophisticated safety and training programs and practices that have resulted in a strong safety record.  The Company has implemented a single Safety Management System worldwide and continues to meet or exceed the stringent safety and performance audits that are conducted by its customers.  The Company’s advanced flight training facility in Norway provides a wide variety of training services to its employees as well as third-party civil and military organizations around the world.  Providing and expanding these advanced training services in Aberdeen and Vancouver enhances the Company’s global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator.  The Company believes that it has significant cost advantages over its competitors with respect to its medium and heavy helicopter services, which increase its likelihood of winning new contracts.  The Company believes that its economies of scale, lower insurance costs related to its industry leading safety record and in-house repair and overhaul and training capabilities give it a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their contract bids.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Long-Term Customer Relationships.  The Company has worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years.  As a result of its established long-term customer relationships, its focus on safety and flight training, its crews’ experience and the quality of its services, the Company consistently meets or exceeds its customers’ standards and is invited to bid on new projects.  In addition to standard helicopter transportation services, certain of the Company’s customers rely on it for ancillary services, including the Company’s computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

•
Large, Modern and Diversified Fleet of Helicopters.  To meet the diverse operational requirements of its customers, the Company operates a large fleet that includes some of the most sophisticated helicopters in the world.  The Company has led the industry in fleet renewal with aircraft sought after by customers for their improved speed, range, passenger capacity, comfort and general superior performance.  As of April 30, 2007, the Company operated 255 aircraft, comprised of 86 heavy helicopters, 146 medium helicopters, three light helicopters and twenty fixed-wing aircraft.  The helicopter fleet consists of more than a dozen types of helicopters manufactured primarily by Eurocopter, Sikorsky, AgustaWestland and Bell.  During the year the Company added an additional four Sikorsky S92 aircraft for a total of ten S92 aircraft to complement its fleet of twenty Super Puma MkIIs.  These two aircraft types represent the most advanced civilian heavy helicopter types in service today.  In addition, the Company has six AgustaWestland AW139 in its fleet.  The AgustaWestland AW139 is a new aircraft type, which the Company has added to the fleet along with the Sikorsky S92.  During the year, the Company signed a contract with Eurocopter for the purchase of 16 new EC225 helicopters to be delivered between fiscal 2008 and fiscal 2012.  The EC225 aircraft is also a new heavy aircraft type.

•
Retention of Asset Value.  Based on independent appraisals as of April 30, 2007 the estimated fair market value of the Company’s owned aircraft fleet was $628.2 million, exceeding its net book value by approximately $33.1 million.  Since a significant portion of a helicopter’s value resides in its major components including engines, gearboxes, transmissions and repairable parts, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft.  As a result, when helicopters are sold as part of the Company’s ongoing fleet management, the Company often receives prices in excess of net book value.

•
In-house Repair and Overhaul Business. The Company believes that its repair and overhaul activities reduce its costs, diversify its revenue streams and help position it as a full-service, high-quality helicopter operator.  The Company is a market leader in repair and overhaul capability and has the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma and EC225 helicopters, other than the original equipment manufacturers, and has the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S61 and S76 and Bell 212/412.  This capability allows the Company to control the quality and cost of its helicopter maintenance, repair and refurbishment.  The development of the Boundary Bay R&O facility, acquisition of Heli-Dyne and the expansion of in-house capabilities may result in the Company’s exit from third-party power-by-the-hour (“PBH”) maintenance programs in the future.

INDUSTRY OVERVIEW

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas.  Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost.  Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, helicopters have been used for a variety of purposes for several decades, including forestry, mining, search and rescue, emergency medical services, scheduled service, construction, and recreation.

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The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services.  Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable.  For the fiscal year ended April 30, 2007, approximately 70% of the Company’s total revenue was derived from oil and gas activity (fiscal 2006 - 70%).  Technology improvements allow oil and gas exploration and production companies to push production into deeper waters.  This translates into longer trips, more flying hours and the need for larger new technology helicopters, which generally have an improved range and passenger capacity.  The Company also expects new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada.  The Company believes this increase in activity will result in increased global demand for helicopter transportation services.  There are 133 deep-water installations forecast for the period from 2007 to 2011 compared to 93 installations in the preceding five-year period.  Demand for new offshore helicopters is forecast to increase by 100 aircraft between 2006 and 2010.

The North Sea is the largest producing offshore oil and gas region in the world and continues to experience growth in rig demand.  Rig utilization in the North Sea rose above 95% in June 2007 for a new high in recent history.  Projected utilization rates have also risen, indicating that the market will likely remain strong in the future.  In addition to new smaller oil and gas producers targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life.  The market’s buoyancy is also prompting an increase in new-build contracts.  The Company believes the need for transportation services will increase as activity throughout the world continues to increase from current levels.

The Company expects further increased demand for helicopter services as a result of government momentum towards civil SAR services in the UK, Australia and throughout Europe.  The UK government intends to privatize ten to thirteen additional coastguard bases commencing in 2012 for a period of 20-30 years.  The Company has already entered into the bidding process for this contract.

To effectively compete on a global basis for helicopter transportation service contracts, the Company believes a helicopter service provider needs to have:

•	an established brand name;
•	a strong track record of providing high quality, safe and reliable service;
•	a large, diversified fleet of helicopters to accommodate various customer requirements;
•	a highly skilled and dedicated team of pilots, engineers and support staff;
•	a cost structure that allows the provision of services at competitive prices;
•	an effective capital structure that permits financing of new aircraft;
•	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
•	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

The Company believes it possesses all of these characteristics.

THE BUSINESS

Helicopter flying operations

Helicopters in use today may be divided into two general categories.  Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”) (daylight and good weather flying only) and can be operated with one pilot.  Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations.  In recent years, the Company has sold most of its operations and aircraft in this category.  During fiscal 2007, the Company sold an additional six light aircraft and at April 30, 2007, only has three light helicopters remaining in its fleet.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”) (daytime and night time flying under a variety of weather conditions).  The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support.  The high cost of these larger aircraft, their limited availability, and long lead time on orders tends to lessen competition from smaller operators. The Company operated 232 helicopters in this category (86 heavy and 146 medium helicopters) as at April 30, 2007.

Various types of helicopters are required to meet the diverse needs of the industries they serve.  Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries and EMS/SAR customer base.  They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions.  Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms.  Where appropriate, specialized equipment is installed to provide emergency medical service support or for use in certain challenging environments such as the North Sea.  Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

The Company contracts with customers to provide aircraft for various periods of time.  Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less.  Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately five years.  Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders.  Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time or solely on an hourly charge for actual flight time.  Approximately 45% of the Company’s fiscal 2007 flying revenue (fiscal 2006 - 51%) was derived from hourly charges and the remaining 55% (fiscal 2006 - 49%) was generated by fixed monthly charges.  Typically, the Company supplies crew and maintenance personnel in addition to aircraft.  However, the Company has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with other services.  The Company will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.

A substantial number of the Company’s long-term contracts contain provisions permitting early termination by the customer without penalty.  However, during the last eight fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and contracts cancelled as a result of political instability or local unrest, no customer has exercised that right.  At the expiration of a contract, customers typically solicit new bids for the next contract period.  Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service.  Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs.  As a result, the Company has no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs.  The Company therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world.  The Company is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates.  The Company also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, TotalFinaElf, Chevron, Maersk, Nexen and Unocal.  Many of these companies have been customers of the Company for more than 30 years.

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The Company is one of only two global providers of helicopter transportation services to the offshore oil and gas industry.  There are other competitors, but they are smaller, regional operators.  The Company has a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where it does not have a presence.  The Company’s absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts.  The Company estimates that it has a market share of approximately 64% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development.  The Company is well positioned to capitalize on future growth opportunities.  As oil and gas wells are depleted, oil companies are going further offshore to develop deep-water reserves.  The Company’s global presence, long-term customer relationships and modern fleet of aircraft, including new technologically advanced aircraft, position it to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for the Company.  In the Company’s experience, the Eurocopter Super Puma MkII, Sikorsky S92, Sikorsky S76C++, AgustaWestland AW139 and new Eurocopter EC225 aircraft are the aircraft of choice for major oil and gas companies due to their superior flying range, passenger capacity and cabin crew comfort.  At present, the Company and its major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work.  The manufacturers of these aircraft do not stock new aircraft.  The current lead time to acquire a new EC225 or S92 is in excess of two years and the next available delivery slot for heavy aircraft (S92 or EC225) is the fall of 2009.  During the year, the Company added four Sikorsky S92 aircraft and four AgustaWestland AW139 aircraft to its fleet.  In addition, during the year, the Company announced the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters, expected to be delivered between fiscal 2008 and fiscal 2012.  The Company plans to use these aircraft in support of new offshore oil and gas contracts and potentially as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR.

Fixed-Wing Flying Operations

The Company also provides fixed-wing aviation services to support, directly and indirectly, oil and gas operations around the world, flying in conjunction with, or independent of, its offshore helicopter services.  Fixed-wing customers include Aero Contractors Company of Nigeria Limited (“ACN”) (a 40% owned equity investment), Woodside, EEPCI, Encana, COTCO, Debmar and Premier.  The Company operates dedicated Bombardier Dash-8 series aircraft, business jets and other turbo prop aircraft, as well as Boeing 737 aircraft.  The majority of the fixed-wing aircraft are used to provide an integrated service to our oil and gas customers.  The Company had 20 fixed-wing aircraft in its fleet as at April 30, 2007.

Repair and overhaul

All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled based on flight hours, cycles or the actual condition of parts.  The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, and the testing of complete engines and components.  The choice of whether to perform a given task in-house or to outsource to a third-party depends on the complexity and cost of the task and the capabilities of the operator in question.  Companies engaged in the R&O business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers.  Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories; (ii) repair facilities authorized by the manufacturers to repair and overhaul their products; and (iii) small workshops not typically authorized by the manufacturers.  The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.

The Company’s Heli-One segment is the world’s largest independent helicopter support company.  The Company will continue to grow this segment with the development of the new R&O facility at Boundary Bay Airport which is currently under construction.  Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including Sikorsky S61 and S76, Bell 206, 205, 212 and 412 and all Eurocopter Super Puma AS332/532 models in North America and Norway.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Heli-One’s main competitors within the R&O business are the original equipment manufacturers of helicopters and their components.  As such, its main competitors are also its main parts suppliers.  To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Heli-One is also able to provide its customers with integrated logistics support, providing 24-hour service, covering all scheduled and unscheduled R&O for engines, dynamic components, all repairable components and consumable parts, plus support for any special mission equipment.  The Company’s global buying power translates to competitive pricing on all major components.  Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers through its global distribution network utilizing its new global warehouse facility in the Netherlands.  In addition, the Company has extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments including avionics.

Factors that affect competition within the repair and overhaul market include price, quality and customer service.  The Company believes that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience.  The Company believes Heli-One is able to provide low cost quality support services to civilian and military helicopter operators worldwide.

Flight training

The Company operates an advanced flight training facility in Norway that provides additional revenue and enhances the Company’s global reputation for excellence and leadership in helicopter services.  The facility enables the Company to satisfy fully the Eurocopter Super Puma training requirements for its pilots, in addition to selling training services to external pilots.  The Company’s experienced instructors provide a wide variety of training services to its employees as well as civil and military organizations around the world.  The Company’s Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities.  Since its inception, this facility has trained more than 30,000 pilots, engineers and helideck landing officers from over 40 countries.  The Company is currently building in-house flight training capability in Vancouver and Aberdeen.

Helicopter leasing

The Company manages the world’s largest fleet of medium and heavy civilian helicopters, enabling the Company to offer flexible leasing terms on a wide range of aircraft to third-party customers.

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ACQUISITIONS

BHS - Brazilian Helicopter Services Taxi Aereo Ltda.

On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”).  100% of the voting common shares were acquired through a jointly owned subsidiary BHH - Brazilian Helicopters Holdings S.A. (“BHH”).  BHS is one of the largest helicopter operators in the Brazilian offshore sector.  This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition.  The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows (in thousands of Canadian dollars):

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets (i)	17,564
Goodwill (ii)	55,794
Property and equipment	1,619
Current liabilities	(4,155)
Due to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(41,177)
$855
Purchase price
Consideration	$-
Acquisition costs	855
$855

(i)	The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years.

(ii)
The acquisition resulted in goodwill of $55.8 million, of which $31.1 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

Heli-Dyne Systems Inc.

On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas.  Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.

This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date.  The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired.  This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill.  The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCONTINUED OPERATIONS

During fiscal 2007 the Company classified Survival-One Limited (“Survival-One”), the Company’s survival suit and safety equipment supply and manufacturing business, as held-for-sale as a result of the decision by management to divest of this business.  The assets and liabilities of Survival-One were measured using discounted cash flows at the lower of their carrying amount and their estimated fair value less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company has recorded imputed interest in the results of discontinued operations.  The results of operations of Survival-One have been reported in discontinued operations for the year ended April 30, 2007, and the prior period comparative figures have been reclassified.  Previously, these amounts were included in the Heli-One segment.

Subsequent to April 30, 2007, the Company completed the sale of Survival-One for gross proceeds of approximately $37 million.  The Company will record a gain of approximately $18 million on this divestiture in the first quarter of fiscal 2008, subject to any post closing adjustments.  The operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

FLEET

The Company’s fleet at April 30, 2007 was comprised of the following aircraft by segment:

Aircraft Type	Global Operations	European Operations	Heli-One	Total	Owned	Leased
Heavy
Eurocopter Super Puma	9	18	5	32	17	15
Eurocopter Super Puma MkII	4	16	-	20	1	19
Sikorsky S61N	12	9	3	24	22	2
Sikorsky S92	2	5	3	10	-	10
	27	48	11	86	40	46
Medium
AgustaWestland AW139	2	4	-	6	2	4
Bell 212	10	-	-	10	9	1
Bell 412	15	-	2	17	8	9
Eurocopter 365 Series	15	8	9	32	19	13
Sikorsky S76 Series	55	13	10	78	48	30
Other	-	3	-	3	1	2
	97	28	21	146	87	59
Light
Eurocopter AS350/355	1	-	1	2	2	-
Other	-	-	1	1	1	-
	1	-	2	3	3	-
Total Helicopters	125	76	34	235	130	105
Fixed-wing	20	-	-	20	14	6
Total Aircraft	145	76	34	255	144	111

During fiscal 2007, the Company completed 28 sale-leaseback transactions, entered into new operating leases for ten aircraft, returned four aircraft to lessors and purchased five aircraft off-lease.  As a result of the foregoing transactions, the number of leased aircraft in the Company’s fleet increased by 29 during fiscal 2007, from 82 leased aircraft as at April 30, 2006 to 111 leased aircraft as at April 30, 2007.  The Company also purchased 30 aircraft, disposed of 13 aircraft and lost one aircraft in a helicopter accident.  See page 16, “Helicopter Accident“.  As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in the Company’s fleet decreased from 151 as at April 30, 2006 to 144 as at April 30, 2007.

14

Based on independent appraisals, the estimated fair market value of the Company’s owned aircraft fleet was $628.2 million as at April 30, 2007, exceeding its book value by approximately $33.1 million.  See page 8, “Competitive Strengths - Retention of Asset Value”.  The appraisal surplus has declined from $46.7 million at April 30, 2006 to $33.1 million at April 30, 2007.  This decline is attributable primarily to the impact of foreign exchange fluctuations on the translation of the aircrafts’ appraised values.

Lease Obligations

The Company has entered into aircraft operating leases with 27 lessors on 111 aircraft included in the Company’s fleet at April 30, 2007.  At inception, the Company’s aircraft leases had terms not exceeding 8.5 years.  At April 30, 2007, these leases had expiry dates ranging from fiscal 2008 to 2016.  The total minimum lease payments under these aircraft operating leases totalled $556.3 million at April 30, 2007.  The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitment to do so.  With respect to such leased aircraft, substantially all of the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense.  The Company may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider.  The Company has also given guarantees to certain lessors in connection with these aircraft leases.  See page 35, “Off-Balance Sheet Arrangements”.

In addition to payment under aircraft operating leases, the Company has minimum lease payments of $44.6 million for the same periods related to operating lease commitments for buildings, land and other equipment.

For additional details see page 35, “Contractual Obligations” and also Notes 26 and 28 to the Company’s fiscal 2007 audited consolidated financial statements.

Commitments to Acquire New Aircraft

As at April 30, 2007, the Company had ordered and made deposits for a number of aircraft.  At April 30, 2007, the Company had committed to purchase 34 heavy and 37 medium aircraft, most of which are expected to be delivered by the end of fiscal 2009.  Total capital committed to these purchases is approximately $837.1 million (US $756.4 million).  The Company also has options to purchase up to 12 additional aircraft over the next five years.  The Company expects that most of these aircraft will be used internally to support continued growth.

Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

Helicopter Accident

On December 27, 2006, the Company suffered the loss of one medium AS365N aircraft in a helicopter accident off the west coast of England.  Five passengers and two crew members perished in the accident.  The cause of this unfortunate accident has not yet been ascertained as it is still under investigation by the Air Accidents Investigation Branch.  This aircraft had a net book value of $3.2 million which has been fully recovered through insurance proceeds.  All other incurred or outstanding liabilities relating to this incident are expected to be covered by the Company’s insurance providers.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Foreign Exchange

The Company is a global operator and its financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to various European currencies and the US dollar.  The unfavourable impact of foreign exchange (“FX”) due to rate changes from the prior fiscal year on revenue for fiscal 2007 was approximately $11.0 million.  Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in various European currencies and US dollars, the net impact of FX on net earnings and cash flow is not as significant.  Operating income was still negatively impacted by FX of approximately $0.3 million.  The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures, utilizing natural hedges where possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures.  In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments.  Company policy specifically prohibits the use of derivatives for speculative purposes.  See page 32, “Liquidity and Capital Resources - Financing Activities”, page 34, “Financial Instruments” and page 42, “Risks and Uncertainties - Foreign Exchange Rate Risk.”

Segments

This MD&A provides certain financial and related information about the Company’s operating segments and also about their products and services, the geographic areas in which they operate and their major customers.  The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of the Company’s consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole.  In its efforts to achieve this objective, the Company provides information about segment revenues, segment EBITDAR and operating income because these financial measures are used by its key decision makers in making operating decisions and assessing performance.  For additional information about the Company’s segment revenues and segment EBITDAR, including a reconciliation of these measures to its consolidated financial statements, see Note 25 to the Company’s fiscal 2007 audited consolidated financial statements.

The Company reports its results under four segments.  The primary factors considered in identifying segments are:  consistency with the Company’s internal operational and management structure, geographic coverage, the type of contracts that are entered into, the type of aircraft that are utilized and information used by the Company’s key decision makers to evaluate the results of operations.  The Company’s four reporting segments are:

•
The Global Operations segment includes helicopter and fixed-wing flying services for offshore oil and gas and EMS/SAR customers in Australia, Africa, the Middle East, the Americas, Asia and other locations around the world, excluding Europe.

•
The European Operations segment provides offshore oil and gas flying operations from 17 bases in the UK, Norway, Ireland, the Netherlands and Denmark, as well as EMS/SAR and training operations throughout Europe.

•
The Heli-One segment combines the Company’s helicopter services support capabilities including repair and overhaul, maintenance, integrated logistics support and aircraft leasing to both internal and external customers.  Heli-One operates repair and overhaul facilities located in Norway, Canada, the UK, the US, Australia and Africa.  Heli-One also performs composite aerospace component manufacturing.

•	The Corporate and other segment includes corporate head office and other corporate costs in various jurisdictions.

Comparative figures for April 30, 2006 have been reclassified as a result of the classification of Survival-One as discontinued operations as outlined in Note 2 to the Company’s fiscal 2007 audited consolidated financial statements and on page 14, “Discontinued operations.”

16

Revenue

Total revenue for fiscal 2007 was $1,149.1 million, an increase of $152.0 million from revenue of $997.1 million for fiscal 2006. The increase of $152.0 million from fiscal 2006 includes revenue growth of $163.0 million offset by unfavourable FX of $11.0 million.  The following are the primary reasons for the change in revenue:

(i)
Excluding the impact of FX, there was a $108.1 million increase in revenue in fiscal 2007 in Global Operations primarily due to increased flying revenue from new and expanded contracts in Australia, South America, Africa and Southeast Asia, as well as increased fixed-wing activity in Nigeria and rate increases on a number of existing contracts.

(ii)
European Operations’ revenue increased by $17.1 million, excluding FX, over fiscal 2006 due to new and renewed contracts and rate increases earned on new aircraft types. These increases were partially offset by the loss of the ConocoPhillips contract in late fiscal 2006 and the impact of aircraft availability issues in fiscal 2007.

(iii)
An increase in external revenue in fiscal 2007 in Heli-One of $37.4 million, excluding FX.  This increase was due to increases in both external fleet and R&O revenues. External fleet revenue increased due to incremental lease revenue on a larger third-party leased fleet, including new aircraft lease contracts in Mexico and the US. R&O revenue increased due to an increase in customer flying hours, new PBH contracts in Malaysia and Mexico, part sales increases and an increase in base maintenance activities. Base maintenance activities increased primarily as a result of the consolidation of Heli-Dyne in the US, which was acquired during fiscal 2007, as well as increases in third party base maintenance work performed in Norway and Europe.

By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

	Year Ended April 30
	2007	2006	Change	2007	2006	Change(i)
Industry Sector	(percentage of total revenue)			(in millions of Canadian dollars)
Oil and Gas	69.9%	69.9%	-	$803.4	$696.7	$106.7
Repair and Overhaul	13.9%	13.2%	0.7%	159.3	131.5	27.8
EMS/SAR	7.0%	8.3%	(1.3)%	80.7	82.7	(2.0)
Other	6.4%	6.2%	0.2%	73.3	61.4	11.9
Passenger Transportation	2.3%	1.8%	0.5%	26.8	18.0	8.8
Training	0.5%	0.7%	(0.2)%	5.6	6.8	(1.2)
Total	100.0%	100.1%	(0.1)%	$1,149.1	$997.1	$152.0

(i)
The $106.7 million increase in revenue in the oil and gas sector was due primarily to growth in Global Operations and European Operations offset partially by unfavourable FX.  The $27.8 million increase in repair and overhaul revenue was primarily due to an increase in customer flying hours, increased base maintenance activities in Norway and Europe and the acquisition of Heli-Dyne in the US during the year, partially offset by unfavourable FX.

The table below provides a summary of segment revenue by quarter for fiscal 2007 and 2006:

Revenue Summary by Quarter
(in millions of Canadian dollars)
Period		Global Operations	European Operations	Total Flying Segments	Heli-One	Corporate & Other	Total
Fiscal 2007	Q1	$91.8	$132.9	$224.7	$38.4	$-	$263.1
	Q2	97.8	131.7	229.5	43.3	0.2	273.0
	Q3	119.7	135.5	255.2	45.5	0.1	300.8
	Q4	118.7	139.8	258.5	53.5	0.2	312.2
		$428.0	$539.9	$967.9	$180.7	$0.5	$1,149.1

Fiscal 2006	Q1	$76.0	$133.6	$209.6	$33.4	$-	$243.0
	Q2	79.5	138.5	218.0	34.5	(0.1)	252.4
	Q3	86.6	126.0	212.6	40.8	-	253.4
	Q4	88.8	122.3	211.1	37.0	0.1	248.2
		$330.9	$520.4	$851.3	$145.7	$-	$997.0

17

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company derives its flying revenue from two types of contracts.  Approximately 45% of the Company’s fiscal 2007 flying revenue (fiscal 2006 - 51%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges.  Because of the significant fixed charge component of the Company’s flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue.  While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization.  The following two tables provide, respectively, a quarterly summary of the Company’s flying hours and a summary of its flying revenue hourly vs. fixed mix for fiscal 2007 and 2006, in each case by segment.

Flying Hours
		Flying Hours			Number of Aircraft at Period End
Period		Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Fiscal 2007	Q1	19,502	24,240	43,742	132	76	44	252
	Q2	20,981	23,256	44,237	128	77	43	248
	Q3	21,547	21,556	43,103	128	75	47	250
	Q4	22,177	21,956	44,133	145	76	34	255
		84,207	91,008	175,215

Fiscal 2006	Q1	16,262	23,713	39,975	127	77	14	218
	Q2	17,042	25,968	43,010	128	71	27	226
	Q3	18,854	23,764	42,618	131	72	27	230
	Q4	17,701	22,026	39,727	131	72	30	233
		69,859	95,471	165,330

Flying Revenue Mix - Hourly vs. Fixed
(in millions of Canadian dollars)
	Hourly		Fixed		Total
Segment	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006
Global Operations	114.1	97.2	260.6	210.7	374.7	307.9
European Operations	282.4	311.0	231.9	186.2	514.3	497.2
	$396.5	$408.2	$492.5	$396.9	$889.0	$805.1

The Company utilizes primarily heavy aircraft in its European Operations segment and medium aircraft in its Global Operations segment.  As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2006 to fiscal 2007.

Flying Revenue Mix - Aircraft Type
(in millions of Canadian dollars)
	2007					2006
Segment	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total
Global Operations	$87.8	$242.1	$0.9	$43.9	$374.7	$70.0	$204.8	$2.5	$30.6	$307.9
European Operations	378.2	136.1	-	-	514.3	369.7	127.5	-	-	497.2
Total
Flying Revenue	$466.0	$378.2	$0.9	$43.9	$889.0	$439.7	$332.3	$2.5	$30.6	$805.1
Total %	52.5%	42.5%	0.1%	4.9%	100.0%	54.6%	41.3%	0.3%	3.8%	100.0%

Aberdeen Airport Ltd. in the UK no longer reports monthly passenger traffic for all helicopter operations in Aberdeen, Scotland.  Therefore, the Company is no longer able to provide this information.

Direct Costs

Direct costs for fiscal 2007 increased by $136.2 million to $924.7 million from $788.5 million for fiscal 2006.  The increase from fiscal 2006 is primarily due to an increase in variable costs incurred to support revenue growth.

18

General and Administration Costs

General and administration costs for fiscal 2007 increased by $15.5 million to $43.4 million from $27.9 million for fiscal 2006.  The increase of $15.5 million from fiscal 2006 is due primarily to $8.9 million incurred during fiscal 2007 relating to the Company’s SOX Section 404 project. In addition, contract settlement costs of $3.1 million were incurred during the year and there was an increase in professional fees of $7.4 million relating to external audit, consulting and other fee increases.  These increases are partially offset by a reduction in variable compensation costs of $1.7 million and a reduction in claim reserves for various insured risks of $1.3 million compared to fiscal 2006.

Amortization

Amortization expense increased $9.8 million to $65.3 million in fiscal 2007 from $55.5 million in fiscal 2006. The increase in amortization is due to an increase in spares (rotables), base maintenance capitalized cost and the increased value of aircraft in the fleet.

Restructuring

During the year ended April 30, 2007, the Company reversed $2.3 million of previously expensed restructuring costs as the liability was determined no longer necessary.  During the year ended April 30, 2006, the Company expensed $16.2 million in connection with restructuring activities.  Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments.

Loss on Disposal of Assets

During fiscal 2007 the Company disposed of property and equipment, primarily aircraft (see page 14, “Fleet” and page 33, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $318.3 million, resulting in a net loss of $3.0 million and a deferred gain of $29.5 million.  The latter related primarily to the 28 aircraft sale-leaseback transactions that occurred during the year.  The $3.0 million loss primarily relates to the sale of seven helicopters during the second quarter at a combined loss of $1.6 million.  The majority of this loss related to one heavy helicopter.  As well, during the second quarter, the Company divested of a small non-core parts trading business originally acquired as part of the Schreiner acquisition, for a loss of approximately $0.7 million.

Operating Income

Operating income increased by $6.0 million to $115.1 million in fiscal 2007 from $109.1 million in fiscal 2006.  The increase from fiscal 2006 was due primarily to a $28.3 million (excluding FX) increase in the Global Operations segment and an $8.2 million (net of FX) increase in the Heli-One segment.  These increases are partially offset by a decrease in the European Operations segment of $22.3 million (excluding FX) and an increase in Corporate costs of $15.1 million (net of FX).

Financing Charges

Financing charges for the fiscal year ended April 30, 2007 totalled $58.3 million compared to $53.0 million in fiscal 2006.  The increase in financing charges is primarily due to an increase in interest on debt obligations of $8.4 million, partially offset by other interest income of $2.9 million in fiscal 2007.

(in millions of Canadian dollars)	2007	2006
Interest on debt obligations	$51.9	$43.5
Amortization of deferred financing costs	1.4	1.6
Foreign exchange losses	8.2	6.2
Release of currency translation adjustment	(0.3)	2.6
Other interest income	(2.9)	(0.9)
Total	$58.3	$53.0

The average rate on the Company’s variable-rate senior credit facilities during fiscal 2007 was 5.8% compared to 4.4% in fiscal 2006.  In addition to higher effective interest rates on the senior credit facility borrowings, interest on long-term debt increased due to higher average borrowings primarily on capital expenditures and increased working capital in fiscal 2007 compared to fiscal 2006.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gain on Sale of Long-term Investments

Gain on sale of long-term investments in fiscal 2006 included a $15.7 million gain from the sale of the Company’s interest in Inversiones Aereas SL (“Inaer”) and a $21.8 million gain from the sale of the Company’s interest in Canadian Helicopters Limited (“CHL”) and other long-term investments.

Equity Earnings of Associated Companies and Non-Controlling Interest

Equity earnings of associated companies and non-controlling interest decreased by $5.5 million to $1.1 million in fiscal 2007 from $6.6 million in fiscal 2006.  The decrease is due to the sale of the Company’s 38% equity ownership in Inaer and its 41.75% interest in CHL during fiscal 2006.

Income Taxes

The Company had an income tax provision of $16.8 million in fiscal 2007 compared to $10.5 million in fiscal 2006.  This provision was comprised of the following:

(in millions of Canadian dollars)	2007	2006
Earnings from continuing operations before income taxes	$57.8	$100.2
Combined Canadian federal and provincial statutory income tax rate	34%	34%
Income tax provision calculated at statutory rate	(19.7)	(34.1)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	12.9	13.5
Effect of change in tax law	(1.3)	(0.2)
Non-deductible items	(0.6)	(1.2)
Large corporations tax	-	(0.5)
Other foreign taxes	(7.8)	(3.5)
Non-taxable portion of capital gains	0.6	13.6
Non-taxable income	1.9	2.7
Valuation allowance	0.7	(0.3)
Other	(3.5)	(0.5)
Income tax provision	$(16.8)	$(10.5)

During fiscal 2007, legislation was enacted in Canada to reduce the federal corporate income tax rate from 22.12% to 19% in phased reductions over the period 2008 to 2010.  As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in Canada by $1.2 million.

The Company is subject to taxation in many jurisdictions throughout the world.  The effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and changes in law.  Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities.  As a result, the Company may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

20

The Company has accumulated approximately $153.7 million in non-capital tax losses of which $72.9 million is available to reduce future Canadian income taxes otherwise payable and $80.8 million is available to reduce future income taxes otherwise payable in other foreign jurisdictions.  If unused, these losses will expire as follows:

(in millions of Canadian dollars)
2008	$5.1
2009	8.9
2014	3.0
2015	19.3
2026	33.0
2027	4.2
Indefinitely	80.2
$153.7

Net Earnings from Continuing Operations

Net earnings from continuing operations for fiscal 2007 were $41.0 million ($0.90 per share, diluted), a decrease of $48.7 million from $89.7 million ($1.95 per share, diluted) in fiscal 2006.  The decrease from fiscal 2006 was primarily the result of the gains on sale of long-term investments during fiscal 2006 of $37.5 million and a reduction in equity earnings of associated companies of $5.5 million.  In addition, a higher tax provision of $6.3 million and increased financing charges of $5.3 million contributed to the overall decrease.

Net Earnings from Discontinued Operations

Net earnings from discontinued operations for fiscal 2007 were $2.2 million ($0.05 per share, diluted) compared to $1.0 million for fiscal 2006 ($0.02 per share, diluted).  The increase is primarily due to an increase in survival suit sales and repairs for Survival-One during fiscal 2007.

Extraordinary Item

During fiscal 2007, the Company acquired Heli-Dyne.  See page 13, “Acquisitions“.  The purchase price was allocated based on the fair value of the net identifiable assets acquired.  This allocation resulted in negative goodwill, which was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million ($0.02 per share, diluted) was recorded as an extraordinary gain.

Net Earnings

Net earnings decreased by $46.7 million to $44.0 million ($0.97 per share, diluted) in fiscal 2007 compared to $90.7 million ($1.97 per share, diluted) in fiscal 2006.  This reflects a $48.7 million decrease in net earnings from continuing operations, partially offset by an increase of $1.2 million in net earnings from discontinued operations and an extraordinary gain of $0.8 million recognized in fiscal 2007.

Fourth Quarter 2007

Revenue for the fourth quarter of fiscal 2007 was $312.2 million, an increase of $63.9 million or 26% from the same period last year.  This increase in revenue was due to an increase of $46.7 million from all operating segments and a favourable FX impact of $17.2 million.

Operating income for the fourth quarter of fiscal 2007 was $28.4 million, an increase of $4.7 million from the same period last year.  This was due to an increase in Global Operations of $3.8 million and an increase in Heli-One of $7.3 million.  These increases were partially offset by a decrease in European Operations of $5.6 million and Corporate of $0.8 million.

Net earnings from continuing operations increased by $1.4 million to $11.7 million in the fourth quarter of fiscal 2007 from the same period in the prior fiscal year.

Net earnings for the fourth quarter of fiscal 2007 was $13.5 million, an increase of $2.7 million from the same period last year.  This increase resulted from an increase in net earnings from continuing operations of $1.4 million and an increase in net earnings from discontinued operations of $1.3 million.

21

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For further information on the Company’s fourth quarter 2007 results, please refer to the Company’s fourth quarter press release on June 26, 2007.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter of fiscal 2007, 2006 and 2005.  All information has been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to the Company’s fiscal 2007 audited consolidated financial statements.

Fiscal	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share	Net earnings per share from continuing operations		Net earnings per share
2007	(in millions of Canadian dollars)					declared	Basic	Diluted	Basic	Diluted
Q1	$263.1	$9.0	$8.8	$1,838.2	$1,043.4	$-	$0.21	$0.20	$0.21	$0.19
Q2	273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.18	0.21	0.20
Q3	300.8	12.0	12.8	2,012.6	877.6	-	0.28	0.26	0.30	0.28
Q4	312.2	11.7	13.5	2,102.2	842.7	-	0.28	0.26	0.32	0.30
Total	$1,149.1	$41.0	$44.0			$0.50	$0.97	$0.90	$1.04	$0.97

Fiscal 2006
Q1	$243.0	$18.8	$19.2	$1,669.8	$975.2	$-	$0.45	$0.41	$0.46	$0.42
Q2	252.4	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3	253.5	21.4	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4	248.2	10.3	10.8	1,686.1	911.7	-	0.25	0.22	0.26	0.23
Total	$997.1	$89.7	$90.7			$0.40	$2.14	$1.95	$2.16	$1.97

Fiscal 2005
Q1	$239.7	$18.2	$17.5	$1,494.0	$829.9	$-	$0.44	$0.40	$0.42	$0.37
Q2	238.8	(0.7)	(0.7)	1,512.8	855.0	0.30	(0.02)	(0.01)	(0.02)	(0.01)
Q3	238.3	14.7	22.5	1,624.5	924.2	-	0.35	0.32	0.54	0.49
Q4	237.4	14.7	17.2	1,686.7	934.4	-	0.35	0.32	0.41	0.38
Total	$954.2	$46.9	$56.5			$0.30	$1.12	$1.03	$1.35	$1.23

There is some impact of seasonality in the quarterly results in the foregoing table.  The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities.  Poor weather in the North Sea can inhibit flying during the winter months.  In the current fiscal year poor weather conditions in December and January prevented flying activity for a number of days resulting in a temporary reduction in activity.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis.  Quarterly revenues in fiscal 2007, in comparison to quarterly revenues for fiscal 2006, have been impacted by foreign exchange in the following amounts:  Q1-$(22.3) million, Q2-$(9.3) million, Q3-$3.4 million and Q4-$17.2 million.

(i)
Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

(ii)	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for CHC Composites Inc. (“Composites”) of $14.3 million.
(iii)
In Q3 of fiscal 2005, the Company incurred a net-of-tax gain on the sale of Schreiner Aircraft Maintenance B.V. (“SAMCO”) and Schreiner Canada Ltd. (“Schreiner Canada”) of $7.5 million included in discontinued operations.  The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2006.

22

(iv)	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.
(v)	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.
(vi)	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.
(vii)
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

(viii)	Results for Q3 of fiscal 2007 included revenue on the sale of an aircraft of approximately $13.0 million.
(ix)	Results for Q4 of fiscal 2007 included aircraft introduction costs of $5.1 million in support of continued growth.
For additional information on the foregoing quarterly items, see page 20, “Results of Operations - Gain on Sale of Long-term Investments.”

23

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVIEW BY SEGMENT - FISCAL 2007 COMPARED TO FISCAL 2006

The following table provides annual external revenue, segment EBITDAR(iv), segment EBITDA(iv) and operating income variance analysis between fiscal 2007 and 2006 for the Company’s segments.  The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$330,877	$520,367	$145,668	$175	N/A	$997,087
Foreign exchange impact (ii)	(11,007)	2,468	(2,453)	13	N/A	(10,979)
Revenue increase	108,086	17,086	37,398	429	N/A	162,999
Year ended April 30, 2007	$427,956	$539,921	$180,613	$617	N/A	$1,149,107

Total revenue increase	$97,079	$19,554	$34,945	N/A	N/A	$152,020
% increase	29.3%	3.8%	24.0%	N/A	N/A	15.2%
% increase excluding FX	32.7%	3.3%	25.7%	N/A	N/A	16.3%

Segment EBITDAR(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$90,922	$107,481	$229,475	$(27,662)	$(154,049)	$246,167
Foreign exchange impact (ii)	(3,183)	(3,679)	1,302	1,428	-	(4,132)
Segment EBITDAR increase (decrease)	47,392	(8,460)	42,397	(15,104)	(26,808)	39,417
Year ended April 30, 2007	$135,131	$95,342	$273,174	$(41,338)	$(180,857)	$281,452

Segment EBITDAR margin(iii)
- Last year	27.5%	20.7%	45.8%	N/A	N/A	24.7%
- This year	31.6%	17.7%	47.7%	N/A	N/A	24.5%
Total Segment EBITDAR increase (decrease)	$44,209	$(12,139)	$43,699	$(13,676)	$(26,808)	$35,285
% increase (decrease)	48.6%	(11.3%)	19.0%	49.4%	N/A	14.3%
% increase (decrease) excluding FX	52.1%	(7.9%)	18.5%	54.6%	N/A	16.0%

Segment EBITDA(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$7,706	$31,857	$168,790	$(27,662)	$-	$180,691
Foreign exchange impact (ii)	(1,366)	(3,792)	4,266	1,416	-	524
Segment EBITDA increase (decrease)	27,811	(25,830)	12,901	(15,092)	-	(210)
Year ended April 30, 2007	$34,151	$2,235	$185,957	$(41,338)	$-	$181,005

Segment EBITDA margin(iii)
- Last year	2.3%	6.1%	33.7%	N/A	N/A	18.1%
- This year	8.0%	0.4%	32.5%	N/A	N/A	15.8%
Total Segment EBITDA increase (decrease)	$26,445	$(29,622)	$17,167	$(13,676)	$-	$314
% increase (decrease)	343.2%	(93.0%)	10.2%	(49.4%)	N/A	0.2%
% increase (decrease) excluding FX	360.9%	(81.1%)	7.6%	(54.6%)	N/A	(0.1%)

Segment Operating Income Variance Analysis
(in thousands of Canadian dollars)

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006 (i)	$2,913	$24,721	$116,297	$(34,865)	N/A	$109,066
Foreign exchange impact (ii)	(1,133)	(3,736)	3,196	1,391	N/A	(282)
Operating income increase (decrease)	28,271	(22,275)	8,212	(7,936)	N/A	6,272
Year ended April 30, 2007	$30,051	$(1,290)	$127,705	$(41,410)	N/A	$115,056

Total operating income increase (decrease)	$27,138	$(26,011)	$11,408	$(6,545)	N/A	$5,990
% increase (decrease)	931.6%	(105.2%)	9.8%	18.8%	N/A	5.5%
% increase (decrease) excluding FX	970.5%	(90.1%)	7.1%	22.8%	N/A	5.8%

24

(i)
Comparative figures have been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to the Company’s fiscal 2007 audited consolidated financial statements.

(ii)
Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(iii)	Segment EBITDAR and segment EBITDA as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.
(iv)	See Note 25 to the Company’s fiscal 2007 audited consolidated financial statements.

Global Operations

The Global Operations segment consists of flying operations in Australia, Africa, the Middle East, the Americas, Asia and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue by Industry - Global Operations	Revenue by Location - Global Operations

Revenue for fiscal 2007 was $428.0 million, an increase of $97.1 million from revenue of $330.9 million in fiscal 2006.  The increase included revenue growth of $108.1 million, partially offset by an unfavourable FX impact of $11.0 million.  The $108.1 million revenue increase was due to increased flying activity from new and expanded contracts in Australia, South America, Africa and Southeast Asia for both oil and gas and EMS/SAR customers, increased fixed-wing activity in Nigeria, additional ad hoc work in Africa and rate increases on a number of existing contracts.  Total flying hours increased from 69,859 in fiscal 2006 to 84,207 in fiscal 2007, representing growth of 14,348 hours or 21%.  During the second quarter of fiscal 2007, Global Operations purchased an aircraft with the intention of selling the aircraft to a third party.  The sale of the aircraft occurred in the third quarter and generated revenue of approximately $13.0 million.

Segment EBITDAR for fiscal 2007 was $135.1 million, which is an increase of $44.2 million from segment EBITDAR of $90.9 million in fiscal 2006.  This increase included segment EBITDAR growth of $47.4 million, partially offset by an unfavourable FX impact of $3.2 million.  The segment EBITDAR increase is due to an increase in revenue and segment EBITDAR margins.  Segment EBITDAR margins for Global Operations increased from 27.5% in fiscal 2006 to 31.6% in fiscal 2007 due to rate increases on a number of contracts as a result of the introduction of new aircraft and a net decrease of $15.6 million in provisions on trade receivables that have been collected.

Global Operations has added 26 aircraft to its fleet since fiscal 2006, which is partially offset by aircraft returned to Heli-One for re-deployment and the sale of light aircraft in the second quarter of fiscal 2007.  During fiscal 2007, Global Operations expensed $3.6 million (fiscal 2006 - $3.8 million) in aircraft introduction costs.  This is significantly lower than the aircraft introduction costs incurred by European Operations.  The cost of introducing aircraft is not as significant for Global Operations as it is for European Operations for numerous reasons including the fact that most of these new aircraft are Sikorsky S76C++ aircraft, which are an advancement from previous S76 models but do not represent completely new aircraft types like the Sikorsky S92 and AgustaWestland AW139.  New aircraft types require significant introduction costs primarily due to the training of personnel and serviceability issues related to unplanned maintenance and modification requirements.  Global Operations experienced less aircraft down-time due to training as new crews were hired specifically to operate these new aircraft types.  Global Operations’ contracts typically result in lower utilization of aircraft, reducing the frequency of maintenance requirements.  Global Operations’ aircraft flew an average of 581 hours per aircraft during fiscal 2007, while European Operations flew an average of 1,197 hours per aircraft in the same period.  As such, Global Operations has been able to introduce numerous aircraft during the year without a significant financial impact.

25

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating income for fiscal 2007 was $30.0 million, an increase of $27.1 million from operating income of $2.9 million in fiscal 2006.  This increase was due primarily to a an increase in segment EBITDAR, partially offset by an unfavourable FX impact of $1.1 million and an increase in lease costs of $17.8 million due to an increased number and higher value aircraft used by Global Operations on new and expanded contracts.

At April 30, 2007, there were 145 aircraft in this segment, consisting of 27 heavy, 97 medium, one light and 20 fixed-wing aircraft.  This represents an increase of 14 aircraft since the start of the fiscal year, which is related to increased activity in the Global Operations segment in fiscal 2007.  The fleet deployed in this segment consists primarily of medium aircraft such as Sikorsky S76 models and AgustaWestland AW139 aircraft, but also includes a number of heavy aircraft, including the Eurocopter Super Puma, the Sikorsky S61N and the Sikorsky S92.

Approximately 87% of flying revenue in the segment was derived from long-term contracts.  The major customers in this segment included Amerada Hess, ExxonMobil, Unocal, Chevron, bp, Shell, Premier, Phillips, Soekor, Sonair, the Ambulance Service of New South Wales, the Royal Australian Air Force, Victoria Police, the United Nations, Encana and United Helicharters.

During and subsequent to fiscal 2007 the Company was awarded the following new contracts and contract renewals:

•	through BHS, the Company was awarded a five-year contract for the provision of eight Sikorsky S-76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector.
•
a seven-year (plus three years of extension options) EMS contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area.  The contract commenced in late fiscal 2007 and calls for AgustaWestland AW139 and Eurocopter EC145 aircraft.

European Operations

The European Operations segment consists primarily of flying operations in the UK, Norway, Ireland, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.

Revenue by Industry - European Operations	Revenue by Location - European Operations

Revenue for fiscal 2007 was $539.9 million, an increase of $19.5 million from revenue of $520.4 million earned in fiscal 2006.  This increase was attributable to an increase of $17.1 million in revenue and a favourable FX impact of $2.4 million.  Revenue increased due to new contracts with Marathon, Nexen, Perenco UK Limited, Total E&P Nederland BV, Wintershall Noordszee BV, PetroCanada Netherlands BV and Tullow Oil, as well as an increase in flying hours on existing contracts and increased ad hoc work. In addition, rate increases on new aircraft types have contributed to increased revenue.  These increases are partially offset by a decrease in flying hours and the loss of the ConocoPhillips contract during fiscal 2006.  The loss of the ConocoPhillips contract resulted in reduced revenue but did not result in a corresponding reduction in costs as crews were retained to train and fly on new contracts commencing in future periods.  Flying hours decreased by 4,463 hours to 91,008 hours in fiscal 2007 compared to 95,471 hours in fiscal 2006.  This decrease is largely due to aircraft serviceability issues on certain new aircraft types experienced by European Operations throughout fiscal 2007, discussed further below.

26

Segment EBITDAR for fiscal 2007 was $95.3 million, down $12.2 million from segment EBITDAR of $107.5 million in fiscal 2006.  This decrease was due primarily to reduced segment EBITDAR of $8.5 million due to serviceability issues on certain new aircraft types and aircraft introduction costs and an unfavourable FX impact of $3.7 million.  These decreases are partially offset by segment EBITDAR earned on increased revenue.  Segment EBITDAR margins decreased from 20.7% in fiscal 2006 to 17.7% in fiscal 2007.  Fiscal 2007 margins were negatively impacted by significant aircraft introduction costs incurred during the year and serviceability issues on certain new aircraft types.

European Operations has added seven aircraft to its fleet since fiscal 2006, which is partially offset by aircraft returned to Heli-One for redeployment.  Most of the aircraft added to the fleet are new aircraft types including the AgustaWestland AW139 and Sikorsky S92.  The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $7.8 million (fiscal 2006 - $4.4 million) expensed during fiscal 2007 primarily relating to the training of personnel for upcoming contracts, including the Statoil contract in Norway, which will generate revenue in the first quarter of fiscal 2008.  The cost of introducing aircraft has been significant for European Operations as a result of the new technology aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.

European Operations has also experienced a high amount of scheduled and unscheduled maintenance on new and older aircraft during fiscal 2007.  This maintenance resulted in customer penalties and reduced revenue as aircraft were unable to operate on contract.  The segment EBITDAR impact of aircraft availability issues for fiscal 2007 totalled approximately $8.5 million.  Even though it is normal that new aircraft types have a lower rate of availability during the introduction period, the current performance of these new types continues to be below expectations.  The availability rate on these aircraft did improve in the fourth quarter of fiscal 2007 and is expected to continue to improve in future periods.  The Company continues to work with manufacturers to remedy serviceability issues on new technology aircraft by increasing spare parts production and improving technical support.

During fiscal 2007, European Operations experienced an operating loss of $1.3 million, which is a decrease of $26.0 million from operating income of $24.7 million in fiscal 2006.  This decrease is due to a reduction in segment EBITDAR, increased lease costs of $17.5 million and an unfavourable FX impact of $3.7 million.  Lease costs increased due to the addition of higher value, technologically advanced aircraft in the European Operations fleet and short-term lease costs incurred on aircraft required to address serviceability issues and other related costs.

At April 30, 2007 there were 76 aircraft in this segment, consisting of 48 heavy and 28 medium aircraft.  Included in the heavy aircraft were 34 Super Pumas, including 16 Super Puma MkIIs and five Sikorsky S92 aircraft.

During fiscal 2007, European Operations lost one AS365N medium aircraft in a helicopter accident off the west coast of England.  The cause of the accident has not yet been ascertained as it is still under investigation by the Air Accidents Investigation Branch.  For additional details, see page 15, “Helicopter Accident“.

In fiscal 2007, approximately 70% of flying revenue in this segment was derived from long-term contracts.  The major customers in this segment during fiscal 2007 included Apache, bp, TotalFinaElf, Maersk, Statoil, Nexen, Marathon, Tullow Oil, Perenco UK Limited and the Irish Coast Guard.

During and subsequent to fiscal 2007 the Company was awarded the following new contracts and contract renewals:
•	a contract renewal by the Irish Minister for Transport for the continued provision of marine SAR services in Ireland from July 2007 to July 2010, plus three option years.
•	a three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian Sea commencing in mid-2007.
•
a four-year contract renewal by Apache North Sea Limited for the provision of helicopter services in support of Apache’s offshore operations. The contract commenced on September 1, 2006 and is supported by a Sikorsky S92 aircraft.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
a three-year contract (plus two option years) by TOTAL E&P Norge AS for the provision of helicopter transportation services from Stavanger and Kristiansund, Norway, commencing in early 2008.  A Eurocopter EC225 will be deployed on the contract.  The contract is expected to generate annual revenue of approximately $9.0 million.

•
two major contracts by Statoil ASA, Norway for provision of helicopter services in the Norwegian Sea.  The Company believes that this is the largest bundle of helicopter services contracts ever awarded, with a total value of approximately $1.1 billion, over the fixed and option periods.  The contract details are as follows:

1.
A five-year contract for the provision of five Sikorsky S-92 and two Eurocopter EC225 aircraft in support of Statoil's offshore operations based out of Floroe and Bergen, Norway, plus an additional back-up Eurocopter AS332L2 in Bergen.  The operation in Floroe will commence in June 2009 and the contract in Bergen in January 2010.  The contract includes options for up to four additional years.

2.
A seven-year contract for the provision of two all-weather Search and Rescue EC225 aircraft.  One helicopter will be based at Statoil's Statfjord field in the North Sea, and the other in Bergen as back-up for this service.  Commencing in March 2009, the contract includes options for up to four additional years.

•
a five-year contract renewal by Statoil for the provision of helicopter services in support of Statoil’s offshore operations.  The contract will commence on July 1, 2009 and is anticipated to generate up to $170 million over the five-year extension period.

•
a five-year contract renewal by GDF Production Nederland BV in Den Helder.  The contract was renewed in June 2007 and is expected to generate revenue of approximately $55 million over the five-year extension period.

Heli-One

The Heli-One segment includes helicopter repair and overhaul facilities in Norway, Canada, Australia, Africa, the US and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America.  As well, Heli-One performs composite aerospace component manufacturing.

External Revenue by Type - Heli-One	External Revenue by Customer - Heli-One

28

The following table provides annual financial information (in thousands of Canadian dollars) on Heli-One fleet and repair & overhaul activities (without adjusting for the impact of FX).

	Fleet		R&O		Total
	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006
Revenue
External
PBH/R&O	$-	$-	$130,878	$106,104	$130,878	$106,104
Lease	21,338	12,882	-	-	21,338	12,882
Other(i)	-	-	28,397	26,682	28,397	26,682
Total	21,338	12,882	159,275	132,786	180,613	145,668
Internal
PBH/R&O	-	-	210,098	194,915	210,098	194,915
Lease	181,200	150,855	-	-	181,200	150,855
Other(i)	-	-	222	9,243	222	9,243
Total	181,200	150,855	210,320	204,158	391,520	355,013
Total Revenue	202,538	163,737	369,595	336,944	572,133	500,681

Direct costs(ii)	(18,839)	(19,872)	(280,120)	(251,334)	(298,959)	(271,206)
Segment EBITDAR(ii)	183,699	143,865	89,475	85,610	273,174	229,475
Segment EBITDAR margin	90.7%	87.9%	24.2%	25.4%	47.7%	45.8%
Aircraft lease and associated costs(ii)	(87,217)	(60,685)	-	-	(87,217)	(60,685)
Segment EBITDA(ii)	$96,482	$83,180	$89,475	$85,610	185,957	168,790
Segment EBITDA margin	47.6%	50.8%	24.2%	25.4%	32.5%	33.7%
Amortization					(56,474)	(44,363)
Restructuring (costs) recovery					991	(7,445)
Loss on disposal of assets					(2,769)	(685)
Operating income					$127,705	$116,297

(i)	Other consists of Composites, Heli-One Components B.V. and the recently sold trading surplus business.

(ii)	See Note 25 to the Company’s fiscal 2007 audited consolidated financial statements.

Heli-One’s third-party revenue for fiscal 2007 was $180.6 million, of which approximately 49% was derived from long term contracts, compared to $145.7 million in fiscal 2006.  The $34.9 million increase in third-party revenue was due to increases in both fleet and R&O revenue totalling $37.4 million, partially offset by an unfavourable FX impact of $2.5 million.  External fleet revenue has increased $8.5 million (without adjusting for the impact of FX) due to incremental lease revenue on a larger fleet, including new leasing contracts in Mexico and the US.  External R&O revenue has increased by $26.5 million (without adjusting for the impact of FX) due to an increase in customer flying hours, new PBH contracts in Malaysia and Mexico, part sales increases and an increase in base maintenance activities.  Base maintenance activities increased primarily as a result of the consolidation of Heli-Dyne, which was acquired during fiscal 2007, as well as increases in third-party base maintenance work performed in Norway and Europe.

Heli-One’s internal revenues have increased by $36.5 million to $391.5 million in fiscal 2007 from $355.0 million in fiscal 2006.  This increase is due to increases in both internal fleet leasing and R&O revenue.  Internal fleet revenue has increased by $30.3 million, due to incremental revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations.  Internal R&O revenue has increased by $6.2 million due to PBH earned on increased flying hours.  Internal revenues are expected to continue to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

29

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment EBITDAR for fiscal 2007 was $273.2 million, an increase of $43.7 million from segment EBITDAR of $229.5 million in fiscal 2006.  This increase was due to increased EBITDAR of $42.4 million earned on increased activity and a favourable FX impact of $1.3 million.  Segment EBITDAR from fleet leasing has increased by $39.8 million due to an increase in the number and value of aircraft in the fleet compared to fiscal 2006.  Segment EBITDAR from R&O has increased by $3.9 million, primarily due to an increase in revenue, an increase in external work at improved margins and a reduction in maintenance costs primarily due to an estimated $4.0 million net credit on the planned exit from a third-party PBH maintenance program.  These increases are partially offset by the sale of a non-core parts trading business during fiscal 2007.  In fiscal 2006, this business contributed segment EBITDAR of $1.8 million.  The development of the Boundary Bay R&O facility and expansion of in-house capabilities may result in the exit from other third-party PBH maintenance programs in the future.

Segment EBITDAR margins have improved from 45.8% in fiscal 2006 to 47.7% in fiscal 2007.  This increase is due to improved margins on external R&O work and a reduction in maintenance costs as noted above.

The number of aircraft in the Heli-One fleet has increased by four aircraft to 34 aircraft at April 30, 2007 compared to fiscal 2006.  The increase is due to the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and an increase in the number of aircraft leased to third-parties.  Of the 34 aircraft in the Heli-One fleet, five aircraft are undergoing post-delivery modifications, two are undergoing major inspections, 19 aircraft are leased to third parties and eight aircraft are available for sale.

Operating income for fiscal 2007 was $127.7 million, an increase of $11.4 million from operating income of $116.3 million in fiscal 2006.  This increase was due primarily to an increase in segment EBITDAR and a favourable FX impact of $3.2 million.  These increases are partially offset by an increase in external lease charges of $30.1 million and an increase in amortization of $12.1 million.  Amortization increased over fiscal 2006 due to an increase in spares (rotables), base maintenance capitalized costs and the increased value of aircraft in the fleet.  External lease charges increased due to an increase in the percentage of leased aircraft in the fleet and an increase in the interest component of lease expense.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment.  The Company has 71 aircraft (34 heavy and 37 medium aircraft) on order, expected to be delivered over the next five years.  The Company expects that the majority of these aircraft will be used internally to support continued growth.  Significant opportunities also exist from the continued development of Heli-One’s North American R&O facilities through the establishment of the 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada expected to be completed in the fourth quarter of fiscal 2008 and the acquisition of Heli-Dyne in the US during fiscal 2007.

During and subsequent to fiscal 2007 the Company announced the following contracts and contract renewals:

•
a five-year helicopter lease and maintenance contract, plus two option years, with AB Norrlandsflyg of Sweden commencing in January 2008.  Heli-One will provide Norrlandsflyg with two new Sikorsky S76C++ helicopters in SAR configuration and will support the helicopters’ major components through a PBH maintenance agreement.  Norrlandsflyg will operate the aircraft in a SAR capacity for the Swedish Maritime Agency.

•	contracts with major European Air Forces as follows:

1.	Modifications to twelve Royal Norwegian Air Force Bell 412SP helicopters and upgrades to a further six 412 helicopters form SP to HP models. Work will be carried out in 2007 and 2008.
2.	S-61A fleet support for Royal Danish Air Force, including C-inspections, component repair and overhaul, and personnel support.
3.	Phase inspections on two Royal Netherlands Air Force AS532U1 Cougar helicopters (with options for a further five inspections) to be performed at Royal Netherlands Air Force facilities in Woensdrecht.

30

•
a contract with Eurocopter for the purchase of 16 new EC225 helicopters.  Total value of the contract is approximately $430 million.  These aircraft are expected to be delivered between fiscal 2008 and fiscal 2012.  The Company plans to use these aircraft in support of new offshore oil and gas contracts and potentially as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR.  The EC225 fleet will be fully supported by Heli-One who will provide total maintenance, repair and overhaul support for the advanced EC225.  Heli-One has been granted an exclusive license to perform R&O on EC225 components.

Subsequent to April 30, 2007, the Company announced the completion of the sale of Survival-One, the Company’s Aberdeen-based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment, for gross proceeds of approximately $37 million.  A gain on sale of Survival-One of approximately $18 million will be recorded in the first quarter of fiscal 2008, subject to any post-closing adjustments.

Corporate and Other Segment

Corporate segment EBITDAR of $(41.3) million in fiscal 2007 decreased by $13.7 million from fiscal 2006.  This decrease is due to increased costs of $15.1 million, partially offset by a favourable FX impact of $1.4 million.  The increase in costs of $15.1 million from fiscal 2006 is due primarily to $8.9 million incurred during fiscal 2007 relating to the Company’s SOX Section 404 project.  In addition, contract settlement costs of $3.1 million were incurred during the year and there was an increase in professional fees of $7.4 million relating to external audit, consulting and other fee increases.  These increases are partially offset by a reduction in variable compensation costs of $1.7 million and a reduction in claim reserves for various insured risks of $1.3 million compared to fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flows from operations of $26.2 million (2006 - $32.1 million) consisted of $41.0 million in net earnings from continuing operations plus various items not involving cash and long-term receivables increases of $17.3 million due to the build-up of operating capability for BHS in Brazil.  This is partially offset by a change in non-cash working capital of $37.2 million.

The change in non-cash working capital was impacted by the following items:

•
An increase in receivables of $50.8 million over the prior year primarily related to an increase in trade receivables from increased activity and an increase in non-trade receivables of $10.9 million related to the sale of an aircraft to a lessor.  Days sales in trade receivables decreased from 69 days at April 30, 2006 to 66 days at April 30 2007, which was offset by an increase in trade receivables of $47.4 million resulting from an increase in activity.

•
An increase in inventory of $39.9 million over the prior year due to the introduction of 40 aircraft, increases in safety stock at bases throughout the world to improve aircraft serviceability, and increased base maintenance related to the acquisition of Heli-Dyne in fiscal 2007.

•	An increase in prepaid expenses of $30.4 million over the prior year largely related to the advancement of approximately $25 million of security deposits related to future lease transactions.
•
An increase in payables and accruals of $83.9 million over the prior year mainly related to approximately $40 million in final balances owing on recent aircraft purchases and overall increased activity.

31

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company believes that it will be able to generate sufficient cash flow to meet its current and future working capital, capital expenditure and debt obligations.  As at April 30, 2007 the Company had unused borrowing capacity under its credit facilities of $38.3 million (April 30, 2006 - $147.1 million) and cash and cash equivalents of $89.5 million (April 30, 2006 - $26.3 million), for a total of $127.8 million (April 30, 2006 - $173.4 million).  The Company does not expect any material changes to its future working capital requirements other than possible changes caused by major acquisitions and continued fleet expansion.  The Company’s growth strategy includes the pursuit of various acquisition targets.  It is expected that acquisitions would be largely debt financed.  The Company does not expect to use sale-leaseback transactions from the sale of long-term currently owned aircraft as a source of liquidity.  Sale-leaseback transactions are used by the Company as a cost effective way to finance new aircraft.  Aircraft are sometimes acquired over an extended period through deposits and then sold and leased back shortly after acquisition.

There are no material or legal restrictions on the ability of the Company to obtain cash from its subsidiaries.  Certain jurisdictions that the Company operates in give rise to practical restrictions on the ability of the Company to obtain cash from its subsidiaries due to central banking legislation in these jurisdictions.  These restrictions have not and are not expected to have an impact on the Company’s ability to meet its obligations.  There are no material trends and no expected material fluctuations in the Company’s liquidity position.  The Company is not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on its liquidity.  There are also currently no liquidity problems associated with the Company’s financial instruments.  However, changes in FX rates affect the fair market value of currency swaps into which the Company has entered in connection with hedging its net investment in its self-sustaining foreign operations.  It is possible that such changes in the fair market value of these financial instruments could be material.  See page 34, “Financial Instruments“.

Financing Activities

Cash flow from financing activities was $207.3 million for fiscal 2007, compared to $76.5 million for fiscal 2006.  Total debt increased by $216.5 million during the year from $624.1 million at April 30, 2006 to $840.6 million at April 30, 2007.  The $216.5 million increase was comprised of an increase in debt of $220.5 million offset by favourable FX of $4.0 million.

During fiscal 2007, the Company negotiated increases in capacity of its two existing operating lease facilities and added a third facility with a major European bank, creating new operating lease capacity of US $235 million (approximately $260 million).  These facilities provide the Company with operating flexibility including the ability to move aircraft among countries within agreed limits, as long as pre-negotiated percentages of limits of facility value are maintained in primary and non-primary jurisdictions.  During fiscal 2007, the Company entered into financing transactions on 29 aircraft related to these facilities.

During the third quarter of fiscal 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Current portion of debt obligations” in the consolidated financial statements, as the facility is due for renewal in December 2007.  The Company is currently in discussions with financiers to renew the facility and does not anticipate any obstacles in the renewal.

To minimize the impact of foreign exchange on its cash flows, the Company has denominated its debt in various currencies to more closely match net operating cash flows with debt service obligations.  See page 34, “Financial Instruments”.  At April 30, 2007 the Company’s total net debt was denominated in the following currencies:

Currency		Debt in functional currency (millions)	Canadian equivalent (millions)
UK pound sterling		£9.6	$21.2
Euro		€33.2	50.2
Canadian dollar		$164.2	164.2
US dollar	USD	505.0	558.9
Norwegian kroner	NOK	240.0	44.7
Brazilian real	BRL	2.7	1.4
Cash (various currencies)			(89.5)
Total net debt			$751.1

32

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company.  Such agreements limit, among other things, the Company’s ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments.  The Company’s ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance.  This will be subject to prevailing economic conditions and other factors, some of which may be beyond the Company’s control.  At April 30, 2007 the Company was, and continues to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by its debt and lease agreements.

During fiscal 2007 the Company declared an annual dividend of $0.50 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $21.9 million).  Of this, dividends totalling $10.6 million were paid by April 30, 2007.  During fiscal 2006, the Company declared an annual dividend of approximately $17.1 million or $0.40 per share, $8.5 million of which was paid in fiscal 2006 with the remaining $8.6 million paid in fiscal 2007.  There have been no defaults or arrears in dividend payments.

Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan was $6.3 million during fiscal 2007 (2006 - $0.5 million).  This is primarily related to the exercise of 792,000 options into 1,584,000 Class A subordinate voting shares for cash proceeds of $5.6 million.

At April 30, 2007, long-term debt (including current portion) totalled $840.6 million (2006 - $624.1 million) and shareholders’ equity totalled $551.3 million (2006 - $490.7 million).  The long-term debt to equity ratio was 1.5:1 at April 30, 2007, compared to 1.3:1 at April 30, 2006.

Investing Activities

Cash used for investing activities was $169.3 million in fiscal 2007.  Property and equipment additions of $393.2 million were comprised of (i) $245.3 million for the purchase of 35 helicopters (five aircraft purchased off-lease), including 24 that were subsequently leased through sale-leaseback transactions, (ii) $18.1 million for aircraft modifications, (iii) $39.4 million related to buildings and other equipment; and (iv) $90.4 million related to investments in spare parts (rotables) to support the Company’s existing fleet and additional aircraft and new aircraft types.  The aircraft expenditures of $245.3 million consisted of aircraft purchases of $330.4 million less the application of deposits on these aircraft of $85.1 million.  The Company advanced new aircraft deposits during the year of $87.6 million toward future aircraft purchases.  The Company novated certain of its aircraft purchases to lessors during the year and has been reimbursed $40.9 million in deposits from aircraft manufacturers resulting in net payments of aircraft deposits of $46.7 million.

Capital expenditures during fiscal 2007 for helicopter major inspections totalled $30.1 million.  These expenditures were financed from net proceeds totalling $318.3 million, primarily from proceeds received on 28 sale-leaseback transactions and the disposal of 13 aircraft.

Cash used for investing activities was $124.2 million in fiscal 2006.  Property and equipment additions in fiscal 2006 of $280.7 million were comprised of (i) $177.2 million for the purchase of 20 helicopters, including 12 that were subsequently leased through sale-leaseback transactions, (ii) $12.6 million for aircraft modifications, (iii) $67.1 million for major spares and repairable parts, (iv) $3.6 million in connection with the construction of buildings and hangars, and (v) $20.2 million for ground equipment, vehicles, a simulator and office furniture and fixtures.  The aircraft expenditures of $177.2 million consisted of aircraft purchases of $264.9 million less the application of deposits on these aircraft of $87.7 million.  The Company advanced new aircraft deposits during the year of $125.0 million toward future aircraft purchases.

Capital expenditures during fiscal 2006 for helicopter major inspections totalled $23.6 million.  These expenditures were financed from proceeds received on property and equipment dispositions and from operating cash flow.  Proceeds from disposals during fiscal 2006 totalled $313.7 million.  These proceeds were composed of $209.8 million received in connection with 21 aircraft sale-leaseback transactions and the disposal of four additional aircraft, $95.5 million received on the sale of long-term investments, and $8.4 million received from other dispositions.

33

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company had no other material capital expenditure commitments at April 30, 2007 other than commitments to take delivery of aircraft as discussed previously in the MD&A.  See page 15, “Fleet - Commitments to Acquire New Aircraft.“  See also Note 26 to the Company’s fiscal 2007 audited consolidated financial statements.  Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.

FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of the primary financial instruments for the Company, with the exception of the Company’s senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices.  The fair value of these debt instruments is as follows (in millions of Canadian dollars):

	2007		2006
	Fair Value	Carrying Value	Fair Value	Carrying Value
Senior subordinated notes (7⅜%)	$429.4	$442.7	$454.3	$448.1

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar.  The Company does not enter into derivative transactions for speculative or trading purposes.

The Company has designated its US $400.0 million 7⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway.  The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK, the Netherlands, and Canada respectively.  As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the foreign currency translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP at April 30, 2007.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2007 are as follows:

Hedging Item	Maturity		Notional amount (millions)	Fair market value Gain (loss) (millions)
Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various		$118.0	$5.0
Sell pound sterling; buy euro	Various		€30.5	(1.2)
Sell Norwegian kroner; buy pound sterling	May 2007		£12.4	-
Sell Norwegian kroner; buy Australian dollar	May 2007	AUD	28.0	-
Sell Norwegian kroner; buy euro	May 2007		€26.9	-
Sell Canadian dollar; buy euro	May 2007		€2.7	-
Sell Brazilian real; buy US dollar	May 2007	USD	28.0	0.1
Sell Canadian dollar; buy Norwegian kroner	May 2007	NOK	150.0	(0.2)
Sell Canadian dollar; buy US dollar	June 2007	USD	150.0	(0.2)
				$3.5

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument.  The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

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Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt.  The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2007 without the use of interest rate derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the derivatives noted above, the Company has entered into guarantees and leasing arrangements that can be considered as off-balance sheet arrangements.

The Company has provided guarantees to certain lessors in respect of operating leases.  If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts.  If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases.  The leases have terms expiring between fiscal 2008 and 2016.  The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, rebateable advance rentals and deferred payments is approximately $86.4 million (2006 - $60.8 million).  The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts.  Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer.  Under either scenario, the Company has recourse against the aircraft manufacturer.  Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees.  The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2007, was approximately $179.5 million (April 30, 2006 - $nil).  The Company does not anticipate incurring any liability or loss with respect to these guarantees.

At April 30, 2007 the Company operated 16 aircraft (2006 - 19 aircraft) under operating leases with four entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP.  These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014.  The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the estimated fair market value of the aircraft leased from VIEs is $94.3 million (2006 - $134.1 million).  The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs.  The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $14.4 million (2006 - $17.7 million).

CONTRACTUAL OBLIGATIONS

The following table contains a summary of the Company’s obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2007.  Additional information is contained in Notes 14 and 26 to the Company’s fiscal 2007 audited consolidated financial statements.

35

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Payments due by period
(in millions of Canadian dollars)
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$397.9	$333.7	$41.5	$9.6	$13.1
Senior subordinated notes (7⅜%)	442.7	-	-	-	442.7
Operating lease (aircraft)	556.3	103.4	187.5	151.7	113.7
Operating lease (other)	44.6	5.7	9.0	7.5	22.4
New aircraft commitments	837.1	295.5	474.2	67.4	-
Total contractual obligations	$2,278.6	$738.3	$712.2	$236.2	$591.9

DEFINED BENEFIT PENSION PLANS

Approximately 33% of the Company’s active employees are covered by defined benefit pension plans.  At April 30, 2007, the Company had a net unfunded deficit of $23.6 million relating to defined benefit pension plans that are required to be funded, compared to $28.0 million at April 30, 2006, a decrease of $4.4 million.  Of the $23.6 million unfunded deficit at April 30, 2007, $37.6 million, $5.2 million, and $2.7 million were related to plans in the UK, the Netherlands and Norway, respectively.  These deficits were offset by a surplus of $21.9 million in one of the Norwegian plans.  In addition, at April 30, 2007, the Company had a deficit of $53.6 million related to plans that do not require funding, compared to a deficit of $46.2 million for those plans at April 30, 2006.

The unfunded deficit relating to funded plans decreased during fiscal 2007 primarily due to decreases in estimated benefit obligations mainly resulting from increases in the discount rates used and a positive FX impact.

Pension expense for fiscal 2007 was $20.9 million, compared to $27.9 million for fiscal 2006.  The primary reasons for the $7.0 million decrease in pension expense from fiscal 2006 to fiscal 2007 were an $8.7 million increase in the return on plan assets and a $3.1 million decrease in the amortization of net actuarial and experience losses.

During the year ended April 30, 2007, a plan amendment resulted in a $2.3 million increase in the benefit obligation of the Norwegian plan.  This amendment arose as a result of legislation in Norway that requires certain variable pay amounts to be included in pensionable earnings.

While the asset mix varies in each plan, overall the asset mix was 48% equities, 37% fixed income and 15% money market as at April 30, 2007.

36

SHARE DATA

The Company’s share capital as at April 30 was comprised of the following:

	Number of Shares		Consideration
(amounts in thousands)	2007	2006	2007	2006
Class A subordinate voting shares	39,858	36,860	$235,346	$223,241
Class B multiple voting shares	5,863	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans	-	-	(1,254)	(1,502)
			$252,505	$240,152
Contributed surplus			$5,042	$4,363

Class A subordinate voting shares that would be issued upon conversion of the following:
			2007	2006
Class B multiple voting shares			5,863	5,861
Stock options			2,232	3,819
Convertible debt			-	1,379

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share.  Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder.  In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22 million ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million.  Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued.  The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share.  The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (see Note 23 to the Company’s fiscal 2007 audited consolidated financial statements).

The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have, as collateral, a pledge of the related shares purchased with a fair market value of $14.5 million as at April 30, 2007.  As a result, the employee share purchase loans, of $1.3 million at April 30, 2007 (2006 - $1.5 million), are deducted from shareholders’ equity.  Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary.  Upon termination of employment, the loans are required to be repaid within 60 days.

During the first two months of fiscal 2008, the Company issued 14,867 Class A subordinate voting shares for consideration of approximately $0.4 million.

SEASONALITY

See page 22, “Results of Operations - Quarterly Information” for discussion on the impacts of seasonality.

RISKS AND UNCERTAINTIES

The following is a summary of the Company’s significant business risks.  The risks described below are not the only ones faced by the Company.  Additional risks may impair its business operations.  The Company’s business, results of operations, or financial condition could be materially adversely affected if any of these risks materialize.

37

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Dependent on the Level of Activity in the Oil and Gas Industry

The Company’s operations are largely dependent upon the level of activity in the oil and gas industry.  To varying degrees these activity levels are affected by trends in oil and gas prices.  Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the Company’s control.  The Company cannot predict future oil and gas price movements.  Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and to a lesser extent, production activity and, therefore, have a material adverse effect on the business, financial condition and results of operations.  For the fiscal years ended April 30, 2007 and 2006 revenue generated by helicopter transportation services for the oil and gas industry was 70% of the Company’s total revenue.

Cost Reduction Methods Undertaken by Oil and Gas Companies

Companies in the oil and gas production and exploration sector continually seek to implement measures aimed at greater cost savings, including helicopter support operations.  For example, companies have reduced manning levels on both old and new installations by using new technology to permit unmanned installations.  The implementation of such measures could reduce the demand for helicopter transportation services and have a material adverse effect on the business, financial condition and results of operations.

Competitive Markets

Many of the markets in which the Company operates are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins.  Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources.  In the Company’s medium and heavy helicopter operations, for which helicopters comprising 91% of the Company’s helicopter fleet at April 30, 2007 are used, the Company competes against a number of helicopter operators including Bristow Group Inc., which is the other major global commercial helicopter operator, and other local and regional operators.  In addition, many of the Company’s customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

Competition from Original Equipment Manufacturers/Suppliers

The Company’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components.  As such, the Company’s main competitors are also its main parts suppliers, which could result in its inability to obtain parts in a timely manner in required quantities at competitive prices.

Long-Term Contracts

The Company relies on a limited number of large, long-term offshore helicopter support contracts and if some of these are discontinued, the Company’s revenues could suffer.  The Company derives a significant amount of its revenue from long-term offshore helicopter support contracts with oil and gas companies.  A substantial number of its long-term contracts contain provisions permitting early termination by the customer.  In addition, upon expiration of their term, these contracts are subject to a bidding process that could result in the loss of these contracts to competitors.  The pricing for the bidding process for both PBH and flying contracts requires cost estimates.  Unanticipated costs or cost increases could materially affect the profitability of these long-term contracts.  The loss of one or more of these large contracts could have a material adverse effect on the business, financial condition and results of operations.

Acquisition of Aircraft

If the Company is unable to acquire the necessary aircraft or insurance, it may not be able to take advantage of growth opportunities.  There are lead times of approximately 18 months to obtain the primary new heavy and medium aircraft types most often required by the Company’s customers.  Although the Company has been able to acquire sufficient aircraft to date, a lack of available aircraft or the failure of the Company’s suppliers to deliver the aircraft the Company has ordered on a timely basis could limit the Company’s ability to take advantage of growth opportunities.

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Insurance

Helicopter operations involve risks that may not be covered by the Company’s insurance or may increase the cost of the Company’s insurance.

The Company operates, through a wholly owned subsidiary, a reinsurance business that it uses to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive.  The Company’s reinsurance subsidiary covers the following risks:

(i)	Loss of license insurance for the Company’s pilots in Europe, Africa and Australia.
(ii)	Death and disability insurance for employees of the Company’s Norwegian operations.
(iii)	Valuation rate protection for the pension plan for employees of the Company’s Norwegian operations.
(iv)	Benefit plans of various operating subsidiaries.

The Company has not been exposed to any significant losses in connection with its reinsurance business.

Inherent Risk

Operation of helicopters involves some degree of risk.  Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations.  The Company’s inability to renew its liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of the Company’s helicopters could adversely affect its operations and financial condition.  The Company believes it is adequately covered by insurance in light of the historical need for insurance coverage.  The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which the Company operates and restricted the ability of operators to acquire war liability coverage above certain limits.  As a result of these and other factors, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.  Furthermore, the Company is not insured for loss of profit or use of its helicopters.

The Company maintains a flight safety organization that is responsible for ensuring compliance with safety standards within the organization and the requisite proficiency among flight crews.  The Company’s safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements.  In addition, aviation regulatory bodies and customers conduct safety audits to ensure that the Company’s standards meet their requirements.

Government Regulations

If the Company is unable to maintain required government-issued licenses for its operations, it will be unable to conduct helicopter operations in the applicable country.

(i)	Europe

Approximately 51% of the Company’s revenue for the fiscal year ended April 30, 2007 originated from helicopter flying services from the Company’s European based operations (UK, Norway, Denmark, the Netherlands and Ireland).  To operate helicopters in the UK and in the UK sector of the North Sea, an operator must be licensed by the UK Civil Aviation Authority.  Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union (or the European Economic Area) to maintain its license.  The Company believes that it is currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements.  However, it may be difficult to establish with certainty that the Company is majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

39

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s UK operating subsidiary, CHC Scotia Limited (“Scotia”) has been licensed to operate helicopters by the UK Civil Aviation Authority, on the basis that the Company is (and therefore Scotia is) majority owned and controlled by European Nationals.  This is because the Estate of Craig L. Dobbin (the “Estate”), all of the beneficiaries of which are citizens of both Canada and Ireland (a Member State of the European Union), holds a sufficient number of securities of the Company.  However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require the Company to dispose of its interests in Scotia if at any time the Company does not satisfy applicable nationality requirements.  In 1994, two UK competitors of the Company alleged that it did not satisfy these requirements and that, as a result, Brintel Helicopters Limited (“Brintel”), the Company’s only UK helicopter operation at the time, was not entitled to maintain its operating license.  Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to a corporation controlled by Craig L. Dobbin (now controlled by the Estate) in December 1997 allowed the Company to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis.  Further, Scotia's eligibility to maintain its license could be adversely affected if the Estate were to dispose of the shares it holds in the Company or if its percentage ownership of the Company were to otherwise decrease.

The Company’s Danish, Irish and Dutch subsidiaries are subject to the same European Union nationality requirements as Denmark, Ireland and the Netherlands are all member states of the European Union.  The Dutch Civil Aviation Authority advised the Company in writing prior to its acquisition of Schreiner Luchtvaart Groep BV (“Schreiner”) that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by the Company, would continue to be so following its acquisition.  In accordance with Dutch Civil Aviation procedures, the Company was required to submit certain information regarding ownership and control to the Dutch Civil Aviation Authority following the acquisition of Schreiner to formally demonstrate that the Company’s flying subsidiary in the Netherlands, CHC Helicopter Netherlands B.V., continues to meet the European ownership and control requirements.  The Company has submitted the required information to the Dutch Civil Aviation Authority.

The Company’s Norwegian flying subsidiary, CHC Helikopter Service AS, is subject to substantially the same European Union nationality requirements with regard to ownership and control as are the Company’s other European subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two.  On May 9, 1999, in response to objections initiated by the previous management of Helicopter Services Group AS (“HSG”), the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to the Company's satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after the Company’s acquisition of HSG.

The Company has met with the civil aviation authority in each of the United Kingdom, Ireland, the Netherlands, Denmark and Norway following the death of Craig L. Dobbin and the transmission, by operation of law, of the shares formerly controlled by him to the Estate and have provided such authorities with all requested documentation to substantiate the Company’s continued compliance with applicable licensing requirements.

(ii)	Canada

The Company’s helicopter operations in Canada are regulated by Transport Canada.  The Company’s helicopter operations in Canada and certain other countries are conducted pursuant to an air operator certificate issued by the Minister of Transport (Canada) under the provisions of the Aeronautics Act (Canada).  One of the Company’s subsidiaries operates heavy helicopters off Canada’s east coast in support of the oil and gas industry.  The Company’s ability to conduct the Company’s helicopter operating business in Canada is dependent on the Company’s ability to maintain this certificate.

40

(iii)	South Africa

South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa.  Upon acquiring its interest in Court Air (Pty) Ltd. (“Court Air”), HSG obtained a letter from the Ministry of Transport in South Africa confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company.  Legal advice from the Company’s South African counsel confirmed that Court Air's licenses for helicopter operations in South Africa would not be adversely affected by the Company’s acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision.  While no action with respect to these licenses has been taken since the Company’s acquisition of HSG in 1999, any such reversal of decision could materially and adversely affect the business, financial condition and results of operations.

(iv)	Australia

Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder.  To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Administration and a Certificate of Airworthiness must be obtained, be valid and in effect.  The operation of an aircraft for a commercial purpose into, out of, or within Australian territory can only be undertaken as authorized by an Air Operators' Certificate.  The Company’s ability to offer its helicopter transportation services in Australia is dependent on maintaining these certificates.

(v)	Barbados

The Barbados subsidiaries are incorporated pursuant to the Companies Act Chapter 308 of the laws of Barbados as international business companies.  As such, they are registered and licensed annually by the Ministry of Economic Development and International Business in accordance with the International Business Companies Act.  An IBC license is issued annually which enables the respective companies to engage in international business or international trade and commerce.  No registration, licensing or authorization is required with the Civil Aviation Authority which is the local governmental authority that regulates aviation operations in Barbados.  The Company’s ability to engage in international business or international trade and commerce is dependent on maintaining these licenses.

(vi)	Other Countries

The Company’s operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with the Company’s international air service licenses and air operator certificates.  These regulations may require the Company to obtain a license to operate in that country, may favour local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements.  Although the Company has operated in most of these countries for a number of years, there is no assurance regarding what foreign governmental regulations may be applicable in the future to its helicopter operations.  In addition, the Company operates in association with local parties in many of these other foreign countries.

The revocation of any of the licenses discussed above or the termination of any of the relationships with local parties discussed above could have a material adverse effect on the business, financial condition and results of operations.

41

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

International Uncertainty

The Company’s international operations may suffer due to political, economic and regulatory uncertainty.  A substantial portion of revenue in recent years has been attributable to operations outside North America and Europe.  For the fiscal year ended April 30, 2007, approximately 35% of revenue was generated from these operations.  Risks associated with some of the Company’s international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments.  Any of these events could materially adversely affect the Company’s ability to provide services to its international customers.  Certain of the Company’s helicopter leases and loan agreements impose limitations on its ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries.  The Company cannot provide assurance that these limitations will not affect its ability to allocate resources in the future.

Foreign Exchange Rate Risk

Fluctuations in currencies may make it more costly for the Company to pay its debt.  The consolidated financial statements are prepared in Canadian dollars.  However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros.  In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries.  The foreign exchange impact on revenue and segment EBITDAR, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for fiscal 2007 was $11.0 million.  This consisted of an unfavourable translation impact of $17.4 million partially offset by a $6.4 million favourable transaction impact.

The total unfavourable FX impact on operating income for fiscal 2007 was $0.3 million.  This consisted of a favourable translation impact of $1.6 million and an unfavourable transaction impact of $1.9 million.

The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its exposures and putting in place the necessary financial instruments to manage the exposure.  The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes.  The policy provides that the Company may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.

The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies.  The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible.  This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.  To mitigate the impact that fluctuating currencies could have on operating cash flows, the Company has entered into forward foreign exchange contracts.

Loss of key personnel

The loss of key personnel could affect the Company’s growth and future success.  The Company’s success has been dependent on the quality of the Company’s key management personnel, including Craig L. Dobbin, the Company’s former Executive Chairman, and Sylvain A. Allard, the Company’s President and Chief Executive Officer.  Mr. Dobbin died in October 2006.  The Company’s Board of Directors elected Mr. Dobbin’s son and the executor of the Estate as non-executive Chairman in October 2006.  While the loss of Craig L. Dobbin is felt by all who knew him, the Company believes that the death of Craig L. Dobbin has not had a material adverse effect on the Company’s business.  The loss of Mr. Allard, due to time constraints, illness, death or any other reason, could have a material adverse effect on the Company’s business.  In addition, since the Company has independent management teams at the Company’s divisions, loss of the services of other key management personnel at the Company’s corporate and divisional headquarters without being able to attract personnel of equal ability could have a material adverse effect on the Company’s business.

42

Labour disruptions

The Company may experience work stoppages that could cause disruptions in operations.

The Company’s workforce in Europe and Australia is unionized as is the workforce at Composites.  While the Company has renewed all collective agreements and is satisfied with its labour relations, there is no assurance that labour disruptions will not occur in the future.  During fiscal 2007, the Company experienced a pilot work-to-rule job action in Denmark that had a negative impact on operating income.

With the exception of Australia noted above, the workforce of the Global Operations segment is not unionized.  A group of the Global Operations pilots have formed an association that has made an application to the Canadian Industrial Relations Board (the “Board”) to unionize the Global Operations pilots.  Among other grounds, the Company believes that the Board does not have jurisdiction over these pilots and has made a submission to the Board that the application for certification should be denied.  The Company cannot guarantee the success of its position before the Board.  If the Global Operations pilots are unionized the Company will have to negotiate a first collective agreement.  The Company cannot predict the consequences of negotiating such an agreement.

The Company’s operations in the Netherlands are subject to the Netherlands Work Council Act and it must seek the advice of the Netherlands Work Council prior to implementing a variety of decisions.  The Company cannot provide assurance that it will not experience strikes, lockouts or other significant work stoppages in the future or that its relationship with employees will continue to be good, either of which may adversely affect the business, financial condition and results of operations.

Voting Control

The Company is controlled by its principal shareholder, the Estate, which can determine the outcome of matters to be decided by the Company’s shareholders.  As of April 30, 2007, the Estate, directly and indirectly through Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc., beneficially owned 13.6% of the Company’s Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.8% of the Company’s Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of the Company’s Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 62.8% of the voting power on matters put before the Company’s shareholders.

The Estate has advised the Company that if it issues additional shares of voting securities, it intends to purchase, through Discovery, sufficient voting shares to enable it to maintain control of more than 50% of the voting power attached to all outstanding voting shares.  As a result, the Estate would, subject to certain exceptions, continue to (i) control the outcome of all matters requiring a majority vote of shareholders, including the power to elect all of the directors but excluding those matters that require an affirmative vote of the majority of disinterested minority shareholders, (ii) be able to prevent the approval of any matter requiring shareholder approval and (iii) be likely to determine the outcome of any matter that under applicable corporate law would require a shareholders' resolution passed by not less than two-thirds of the votes cast, such as the sale by the Company of all or substantially all of its assets or an amalgamation with an unrelated corporation.

Norwegian Law

If the Company’s Norwegian operating subsidiaries incur substantial operating losses, they may be subject to liquidation under Norwegian law.  The corporate law under which the Norwegian subsidiaries operate differs from Canadian and US law in a number of areas, including with respect to corporate liquidation.  Under Norwegian law, if the losses of any of the Norwegian subsidiaries reduce that subsidiary's equity to an amount less than 50% of its share capital or the equity of the subsidiary becomes inadequate compared to the risks and the size of the subsidiary's business, the directors of the subsidiary would be obligated by law to convene a general shareholders' meeting to resolve to balance the amount of such equity and share capital by either:

•
increasing the equity in an amount sufficient to achieve such balance and to ensure that the equity of the subsidiary becomes adequate compared to the risks and the size of the subsidiary's business; or

•	reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

43

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

To the extent reductions in the share capital of the Norwegian subsidiaries as a result of operating losses are substantial and if no appropriate resolutions are made, they could ultimately result in liquidation, which would have a material adverse effect on the business, financial condition and results of operations.

Safety records

Failure to maintain a record of acceptable safety performance may have an adverse impact on the Company’s ability to attract and retain customers.  The Company’s customers consider safety and reliability two primary attributes when selecting a provider of helicopter transportation services.  If the Company fails to maintain a record of safety and reliability that is satisfactory to customers, the Company’s ability to retain current customers and attract new customers may be adversely affected.

Management resources

Assimilating the Company’s recent acquisitions or any future material acquisitions into the Company’s corporate structure may strain its resources and have an adverse impact on the business.  The assimilation of recent acquisitions and any future material acquisitions the Company may make will require substantial time, effort, attention and dedication of management resources and may distract management in unpredictable ways from ordinary operations.  The transition process could create a number of potential challenges and adverse consequences, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs.  Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems.  These types of challenges and uncertainties could have a material adverse effect on the business, financial condition and results of operations.  The Company may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of acquiring such acquisitions or any future material acquisitions.

Pension Risk

If the assets in the Company’s defined benefit pension plans are not sufficient to meet the plans’ obligations, the Company may be required to make substantial cash contributions and its liquidity may be adversely affected.  The Company sponsors funded and partially funded defined benefit pension plans for its employees principally in Canada, the UK, the Netherlands and Norway.  As of April 30, 2007, there was a $23.6 million funding deficit related to the Company’s various defined benefit pension plans which require ongoing funding by the Company and a $53.6 million obligation related to the various partially funded plans.

The Company’s estimate of liabilities and expenses for pensions incorporates significant assumptions, including the interest rate used to discount future liabilities and expected long-term rates of return on plan assets.  The Company’s pension contributions and expenses, results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by market returns that are less than the plans’ expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the currency exchange rates.  If the assets of the Company’s pension plans do not achieve expected investment returns for a fiscal year, such deficiency may require increases in pension expense.  Changing economic conditions, poor pension investment returns or other factors may require the Company to make substantial cash contributions to the pension plans in the future, preventing the use of such cash for other purposes and adversely affecting the Company’s liquidity.

Customer Base

The Company’s customers are concentrated in the oil and gas industry and, as a result, the credit exposure within this industry is significant.  The majority of the Company’s customers are engaged in oil and gas production and exploration.  This concentration may impact the overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the majority of the Company’s customers.  The Company generally does not require letters of credit or other collateral to support its trade receivables.  Accordingly, a sudden or protracted downturn in the economic conditions of the oil and gas industry could adversely impact the Company’s ability to collect its receivables and thus, its financial condition.

44

Fuel Prices

The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs.  As a result, the Company has no significant exposure to changes in fuel prices.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry.  Credit risk on these receivables is reduced by the large and diversified customer base.  Included in accounts receivable is an allowance for doubtful accounts of $8.4 million at April 30, 2007 (fiscal 2006 - $24.5 million).

Environmental

The Company is subject to certain environmental regulations, which may have an adverse impact on the business.  The Company is subject to extensive laws, rules, regulations and ordinances relating to pollution and protection of the environment, including those relating to emissions to the air, discharges to waters, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.

The Company’s operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault.  These laws also may expose the Company to liability for the conduct of, or conditions caused by, others such as historic spills of regulated materials at the Company’s facilities or for acts that were in compliance with all applicable laws at the time these acts were performed.  The Company believes that it is in substantial compliance with applicable environmental requirements and that ensuring compliance has not, to date, had a material adverse effect on its financial position.  The Company cannot, however, predict the likelihood of change to these laws or in their enforcement or the impact of any such change, or discovery of previously unknown conditions, which may require unanticipated costs on its financial position.

Reorganization

The reorganization and consolidation of the Company’s operations may strain its resources and have an adverse impact on the business.  The reorganization and consolidation of the operations into a new organizational structure will require substantial time, effort, attention and dedication of management resources to complete and may distract management in unpredictable ways from ordinary operations. The transition process could create a number of potential challenges and adverse consequences, including the possible loss of key employees, customers or suppliers, a possible loss of revenue or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on the business, financial condition and results of operations. The Company may not be able to effectively manage the reorganized operations and assets or realize any of the anticipated benefits from the restructuring.

Taxes

The Company is subject to many different forms of taxation in various jurisdictions throughout the world including but not limited to income tax, withholding tax, commodity tax and social security and other payroll related taxes.  Tax law and administration is extremely complex and often requires the Company to make subjective determinations.  The tax authorities in the various jurisdictions where the Company carries on business may not agree with the determinations that are made by the Company with respect to the application of tax law.  Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial amounts for tax, interest and penalties, which could have a material effect on the results of operations.

The Company’s estimate of its tax related assets, liabilities, recoveries and expenses incorporates significant assumptions.  These assumptions include, but are not limited to, the tax rates in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans.  To the extent that such assumptions differ from actual results, the Company may have to record additional tax expenses and liabilities including interest and penalties.

45

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Inflation

Although the Company believes that inflation has not had any material affect on its operating results, its business may be affected by inflation in the future.

Interest Deductibility

In May 2007, the Canadian Federal Government released revisions to measures contained in its March 2007 budget to eliminate the deductibility of interest on certain debt incurred to finance foreign affiliates.  Although the revised measures were named the “Anti-Tax-Haven Initiative,” they apply to situations involving any foreign jurisdiction, not only those generally considered to be tax havens.  The measures would be applicable to interest paid or payable in respect of a period that begins after 2011.  Although the impact of these measures on the Company is not currently known, the Company’s tax provision could be materially affected in the future.

RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with related companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder.  These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.  Transactions with related parties for the years ended April 30 are summarized as follows (in thousands of Canadian dollars):

	2007	2006
Revenues from ACN	$90,256	$70,738
Direct costs	432	446
Inventory additions	-	10,679
Capital asset additions	-	5,692
Net amounts receivable and payable in respect of such revenues, expenses and additions	25,351	21,878

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million.  This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 14 to the Company’s fiscal 2007 audited consolidated financial statements).  The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share.  The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus.  The equivalent reduction in the carrying value of the loan was amortized to earnings over the term of the loan.  Interest expense of $0.6 million (2006 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2007.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares.  As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date.  At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.

APPLICATION OF CRITICAL ACCOUNTING POLICIES - ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  By their nature these estimates are subject to measurement uncertainty.  The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs.  The following are significant areas in which management makes significant accounting estimates:

46

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations.  If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known.  At April 30, 2007, $6.0 million (2006 - $3.7 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives.  The estimated service lives and associated residual values are based on management estimates.  Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

(c)	Carrying value of aircraft

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $33.1 million and $46.7 million as at April 30, 2007 and 2006, respectively.  The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize these aircraft.  In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value.  These allowances are based on management estimates, which are subject to change.

(e)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately 33% of its active employees and certain former employees.  Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense.  These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases.  In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates.  The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants.  These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations.  The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

47

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(f)	Utilization of income tax losses

The Company has accumulated $153.7 million and $45.0 million in non-capital and capital losses, respectively, as at April 30, 2007.  As detailed in Note 22 to the Company’s fiscal 2007 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2008 and 2027 and some carry forward indefinitely, while the capital losses carry forward indefinitely.  The Company has determined that it is more likely than not that the benefit of $96.4 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.3 million related to these losses.  This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures.  If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g)	Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term.  This requires the Company to estimate the lease return obligations beginning immediately after the last major maintenance cycle.  Such estimates are based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.

(h)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating.  Currently, all of the Company’s aircraft leases are classified and recorded as operating leases.  One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease.  In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28 to the Company’s fiscal 2007 audited consolidated financial statements).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time.  At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term.  These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type.  Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.

The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft.  The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification.

Certain of the Company’s operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors.  Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable.  As at April 30, 2007 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

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(i)	Consolidation of variable interest entities

Under Accounting Guideline 15 - Consolidation of Variable Interest Entities, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE.  In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term.  In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome.  These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

(j)	General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.  The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments.  When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.  These adjustments could materially increase or decrease the Company’s results of operations.

NEW ACCOUNTING STANDARDS

(a)	Financial Instruments

Overview

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards related to financial instruments:  Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial Instruments - Recognition & Measurement (“Section 3855”) and Section 3865 - Hedges (“Section 3865”).  These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and will be adopted by the Company on May 1, 2007.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net income and other comprehensive income (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources.  OCI represents amounts that are recognized in comprehensive income but excluded from net income as required by primary sources of GAAP.  These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.  The Company’s financial statements will include a Consolidated Statement of Comprehensive Income and accumulated other comprehensive income will be presented as a new category of shareholders’ equity in the Consolidated Balance Sheets.

Financial Instruments - Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition.  Measurement in subsequent periods depends on how the financial instrument has been classified.  Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.  Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net income.

49

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.  Changes in the fair value of derivatives are recognized in net income, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

The Company is currently completing the process of identifying its financial instruments and derivatives.

Hedges

Section 3865 establishes new standards for hedge accounting.  Section 3865 carries forward much of the guidance from Accounting Guideline 13 - Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of hedges.  The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s).  Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each.  A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk.  In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income.  A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement of or gain or loss recognition on the hedged item.  However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income.  Any ineffective portion is recognized immediately in net income.  A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item and hedged item are recognized in OCI.  Any ineffective portion is recognized immediately in net income.

Impact of Adoption

As at May 1, 2007, the Company will recognize all of its financial assets and liabilities in its Consolidated Balance Sheet according to their classification.  Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of the financial instruments standards are not reversed and, therefore, those financial statements are not restated.  Any adjustments of previous carrying amounts are recognized as an adjustment of the balance of retained earnings or as the opening balance in a separate component of accumulated other comprehensive income.

Adjustments to opening retained earnings may include:

•	The difference between the carrying amount and the fair value of financial assets and financial liabilities on initial measurement, other than financial assets classified as available-for-sale.
•	The difference between the carrying amount and the fair value of derivatives, other than those that are designated and effective hedging items.
•	The ineffective portion of the gain or loss on a hedging item that is determined to be an effective hedge.
•	The impact of embedded derivatives outstanding as at May 1, 2007.

Adjustments to accumulated OCI may include:

•	The difference between the carrying amount and the fair value of financial assets classified as available-for-sale.
•	The portion of the gain or loss on a hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

50

•	Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions.

The Company is currently quantifying the impact of these transition adjustments on opening retained earnings and the opening balance of accumulated other comprehensive income.

(b)	Other

In July 2006, the CICA revised Section 1506 - Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively.  Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007.  Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.

PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  Under US GAAP, net earnings for the years ended April 30, 2007 and 2006 were $32.9 million and $130.6 million, respectively, compared to net earnings of $44.0 million and $90.7 million, respectively, under Canadian GAAP.  These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation.  A description of the significant differences applicable to the Company and a reconciliation of Canadian GAAP to US GAAP are set out in Note 32 to the Company’s fiscal 2007 audited consolidated financial statements.

SUMMARY FINANCIAL DATA - US DOLLARS

Certain summary financial data from the Company’s fiscal 2007 audited consolidated financial statements, as detailed below, has been translated into US dollars.  This translation is included solely as supplemental information for the convenience of the reader.  The data has been translated using the exchange rate at April 30, 2007 of $1.1067 = US $1.00.

Financial Highlights

Year ended April 30, (in millions of US dollars, except per share amounts)	2007	2006
Revenue	$1,038.3	$901.0
Operating income	104.0	98.6
Net earnings from continuing operations	37.0	81.1
Net earnings from discontinued operations	2.0	0.9
Extraordinary item	0.7	-
Net earnings	39.7	82.0
Per Share Information
Basic
Net earnings from continuing operations	$0.88	$1.93
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	-
Net earnings	0.95	1.95
Diluted
Net earnings from continuing operations	$0.81	$1.76
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	-
Net earnings	0.88	1.78

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of April 30, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

Internal Control Over Financial Reporting

The Company’s management, under the supervision of the Audit Committee and its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  The Company’s controls include policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

ADDITIONAL INFORMATION

Addition information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

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